PART II

Offering Memorandum dated May 5, 2021

ONE ROQ Spirits LLC
430 Virginia Street, Ste 401
Buffalo, NY 14201
www.oneroqclub.com

A Recission Offer for 624,111 Membership Units

ONE ROQ Spirits LLC (the "Company," "we," or "us"), is offering to repurchase 624,111 Membership Units from investors who purchased our Membership Units during our offering under Regulation Crowdfunding ("Regulation CF") of the Securities Act of 1933 ("Securities Act"), as amended, on startengine.com from August 19, 2020, through February 24, 2021, (the "Rescission Offer"). The repurchase price will be the amount of your investment, $0.43 per Membership Unit, not including Bonus Units, plus interest at the current statutory rate. Certain investors were eligible for Bonus Units depending on when they purchased their Membership Units and their eligibility to receive Bonus Units through the StartEngine OWNer's Bonus program. Because these Bonus Units were received in addition to the Membership Units purchased, if you accept this Rescission Offer you will be refunded the amount you invested and will forfeit the Bonus Units. Investors also received perks in the form of Privileges of the Club and shopping credit at ONEROQClub.com based on 10% of the amount invested (altogether, the "Perks"). Investors who accept this Rescission Offer will be required to forfeit their Perks, including any unused shopping credits at ONEROQClub.com, and will not receive any consideration other than the return of their investment plus applicable statutory interest. For example:

MEMBERSHIP UNITS, BONUS UNITS AND PERKS *

- Investors who purchased Membership Units during the Friends and Family period were eligible to receive an additional 115% bonus units. The Friends and Family period was the 72-hour period commencing 9 a.m. PT on August 19, 2020, and ending 8:59 a.m. PT on August 22, 2020.
    - o An investor who purchased 233 Membership Units during the Friends and Family period will receive $100.19 plus interest at the current statutory rate. The investor will also forfeit the 34 Bonus Units received because they invested during the Friends and Family period, plus all Privileges of the Club and any unused shopping credits (Perks).

- Investors who purchased Membership Units during the Super Early Bird period were eligible to receive an additional 110% bonus units. The Super Early Bird period began 9 a.m. PT on August 22, 2020, and ended 8:59 a.m. PT on August 25, 2020.
    - o An investor who purchased 233 Membership Units during the Super Early Bird period will receive $100.19 plus interest at the current statutory rate. The investor will also forfeit the 23 Bonus Units received because they invested during the Super Early Bird period, plus all Privileges of the Club and any unused shopping credits (Perks).

- Investors who purchased Membership Units during the Early Bird period were eligible to receive an additional 105% bonus units. The Early Bird period began 9 a.m. PT on August 25, 2020, and ended 8:59 a.m. PT on September 1, 2020.
  - o An investor who purchased 233 Membership Units during the Early Bird period will receive $100.19 plus interest at the current statutory rate. The investor will also forfeit the 11 Bonus Units received because they invested during the Early Bird period, plus all Privileges of the Club and any unused shopping credits (Perks).

- Investors who were members of the StartEngine OWNer's Bonus program were eligible to receive an additional 10% Bonus Units.
  - o A member of the OWNer's Bonus program who purchased 233 Membership Units will receive $100.19 plus interest at the current statutory rate. The investor will also forfeit the 23 Bonus Units they received, plus all Privileges of the Club and any unused shopping credits (Perks).

*Under the terms of the offering, investors were permitted to receive one discount and, if eligible for more than one discount, they would receive the higher discount.

The interest applied will be the current statutory rate, which varies from state to state and is set out at page 26. See "Rescission Offer and Price – Statutory Interest." This Rescission Offer will remain open from May 3rd, 2021, until the expiration of this offer on June 3, 2021. Details of the Recission Offer are available at https://www.startengine.com/blog/one-roq-reciscission/.

Background

Beginning August 19, 2020, the Company has been engaged in an offering of its Membership Units under the exemption Regulation CF of the Securities Act (the "CF Offering") through the StartEngine Capital LLC platform (the "StartEngine platform"). The CF Offering is continuing concurrently with this Rescission Offer. The Company's Offering Memorandum, which was made available to investors who purchased Membership Units in the Company's CF Offering between August 19, 2020, through February 24, 2021, contained financial statements that had been reviewed rather than audited. You have received this Rescission Offer because our records show that you purchased Membership Units during the period when reviewed financial statements were included in our Offering Memorandum, which was filed as a Form C with the Securities and Exchange Commission on August 19, 2020. For more detail see "Rescission Offer – Background," below.

As a result of this error, the Company may not have complied with the disclosure requirements of Rule 201 of Regulation CF and Section 4A(b)(1) of the Securities Act of 1933 ("Securities Act"), as amended, and, if a violation, may give rise to rescission rights under Section 4A(c)(1)(a) of the Securities Act. Consequently, we are offering investors who participated in our 2020 CF Offering on the StartEngine platform between August 19, 2020, and February 24, 2021, the opportunity to rescind (reverse) the transactions that occurred during the offering periods described above. Purchasers of our Membership Units, and any Bonus Units, who accept this rescission offer will receive funds commensurate with the original amount of their investment in the CF Offering, plus statutory interest, in their StartEngine Investment Account, which they can transfer to their own bank account or use to invest in offerings made through the StartEngine platform. Investors who accept this rescission offer will not be allowed to keep the Bonus Units or Perks they received when they participated in our offering of Membership Units.

The Offering Memorandum for the Company's ongoing CF Offering, and the Offering Memorandum for this Rescission Offer, both include the Company's audited financial statements.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THIS RESCISSION OFFER
You should read the following questions and answers, together with the more detailed information regarding the rescission offer and the risk factors set forth elsewhere in this offering memorandum, before deciding whether to accept or reject the rescission offer.

Q: Why are we making the Rescission Offer?

A: Under Regulation Crowdfunding of the Securities Act of 1933, as amended ("Regulation CF"), we are required to have an offering memorandum on file with the Securities and Exchange Commission (the "Commission") that provides the disclosure required by Rule 201 of Regulation CF. Our offering memorandum, which was filed with the Commission as part of the Company's Form C on August 19, 2020, was posted on the StartEngine Primary LLC platform (the "StartEngine platform") and delivered to investors in connection with the Company's offering made under Regulation CF (the "CF Offering"). In that offering memorandum, the Company included financial statements that had been reviewed rather than audited. For greater detail regarding the Company's disclosure, see "Rescission Offer – Background." As a result, our offering memorandum may have failed to meet the disclosure requirements of Rule 201 of Regulation CF and Section 4A(b)(1) of the Securities Act and, if a violation, may give rise to rescission rights under Section 4A(c)(1)(a) of the Securities Act. For this reason, the Company has decided to offer investors who participated in our CF Offering between August 19, 2020 and February 24, 2021, on the StartEngine platform an opportunity to rescind (reverse) their Membership Units purchase transactions.

Q: Which Membership Units are included in the Rescission Offer?

A: We are offering, upon the terms and conditions described in this offering memorandum, to rescind purchases of our Membership Units made on the StartEngine platform during our offering made in reliance on Regulation CF, during the period from August 19, 2020, through February 24, 2021. The 624,111 Membership Units, excluding Bonus Units, were purchased by 715 people as a result of their making purchase transactions on the StartEngine platform.

Q: How much did I pay for the Membership Units included in the Rescission Offer?

A: The Company offered its Membership Units for a purchase price of $0.43 per unit. Some investors were eligible to receive Bonus Units depending on when they purchased their Membership Units during the Friends and Family period, the Super Early Bird period, or the Early Bird offering period. Certain investors may also have had the option to receive Bonus Units through the StartEngine OWNer's Bonus program. Investors were only allowed to participate in one of the programs offering Bonus Units. Because the Bonus Units were provided to purchasers based on the timing of their purchase, and not for consideration, the Company will only repurchase the Membership Units that investors purchased. As part of this Rescission Offer, investors who rescind their purchase of Membership Units will also forfeit their Bonus Units. Accordingly, investors who rescind their purchase of the Company's Membership Units will receive the amount they paid upon investment plus interest at the current statutory rate.

Q: Is the amount I receive for my Membership Units in the Rescission Offer taxable?

A: We are not qualified to give tax advice. Each person's tax situation is different. We recommend you consult your tax advisor prior to accepting our offer.

Q: What will I receive if I accept the Rescission Offer?

A: We will place funds in your StartEngine Investment Account equal to $0.43 per Membership Unit that you purchased, not including Bonus Units, plus interest at the current statutory rate per year, from the date your Membership Unit purchase was issued through the date this Rescission Offer expires. After you provide us with your mailing address, full name, and social security number we will provide you with the amount of interest that will be included in the amount deposited in your StartEngine Investment Account. You may transfer any funds deposited into your StartEngine Investment Account as a result of accepting this Rescission Offer to your own bank account. Please see the next question for a specific example.

Q: Can you give me an example of what I will receive if I accept the Rescission Offer?

A: If you purchased 233 Membership Units on August 19, 2020, we will deposit funds into your StartEngine Investment Account for $100.19 plus interest at the current statutory rate in the state in which you reside. If you participate in the StartEngine OWNer's program and purchased 233 Membership Units on August 19, 2020, we will deposit funds into your StartEngine Investment Account for $100.19, plus interest at the current statutory rate in the state in which you reside. You will not receive funds for the Bonus Units you received in connection with your investment because no consideration was paid. Once funds have been deposited into your StartEngine Investment Account after accepting this Rescission Offer, you may transfer those particular funds to your own bank account or choose to invest those funds in the offerings on the StartEngine platform. See also "Rescission Offer and Rights of the Securities of the Company – Table of Interest Rates."

Q: Why can't you tell me how much interest I would earn if I accept the Rescission Offer?

A: The statutory interest rate is determined by your state of residence. You are not required to provide your address until you fully accept our terms and conditions. Statutory interest rates for each state are set forth in "Rescission Offer and Rights of the Securities of the Company – Table of Interest Rates."

Q: If I accept the Rescission Offer, what happens to my Perks?

A: The Company's CF Offering included investment incentives in the form of membership in the Company's Club based on the amount invested. All investors received 10% shopping credits at ONEROQClub.com based on the amount invested. Investors also received membership in the Company's Club based on the amount invested. For example, investors who purchased between $100-$449 of Membership Units received Silver Membership. For more information regarding Club memberships see the next question below. If you accept the Rescission Offer you will also forfeit each of those Perks, including any unused shopping credits.

Q: Did I receive a Perk when I purchased my Membership Units?

A: The Company offered Perks to investors based on the amount of their investment. All investors received shopping credits at ONEROQClub.com equivalent to 10% of the amount of their investment. For example, an investor who purchased $1,000 in Membership Units also received $100 in shopping credits for use on ONEROQClub.com. Additionally, investors received memberships in the Company's Club based on the amount of their investment:

Silver Membership privileges for investing between $100 -- $449;
Gold Membership privileges for investing between $450 -- $2,449; and
Black Membership privileges for investing $2,500 or more.

If you accept this Rescission Offer, you will also forfeit your Perks, including any unused shopping credits. You will also be removed from the Company's Club memberships and will lose related privileges.

Q: What information do I have to provide to accept this offer?

A: You will provide us with a verifiable name, address, and social security number, as is required to allow us to perform KYC (know your customer) and AML (anti-money laundering) checks. Additionally, you must execute the election agreement.

Q: When is it reasonable to consider this offer?

A: We think it is reasonable for every affected investor who purchased ONE ROQ Spirits Membership Units to consider this offer. We cannot give advice as to whether or not you should buy or sell the Company's Membership Units, so we cannot give you an opinion as to whether or not someone in your particular situation should accept this offer. We do not know if the price of the Membership Units covered by this offer will go up or down. We do not know your particular tax situation. We can help you with the math. In a separate but concurrent offering, the Company is actively selling its Membership Units at $0.43 per Membership Unit, and actively awarding Bonus Units and Perks to investors based upon amount of investment.

There is no formal marketplace for the resale of the Company's Membership Units and the Company currently has no plans to list any of its Membership Units on any over-the-counter (OTC), or similar exchange. These securities are illiquid and there will not be an official current price for them as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their Membership Units as collateral. Since the Company has not established a trading forum for the Membership Units, there will be no easy way to know what the Membership Units are "worth" at any time or even to sell it.

We are offering to reverse (rescind) the entire transaction. For example, if you purchased 233 Membership Units during our CF Offering on the StartEngine platform during the Super Early Bird period, you also received an additional 23 bonus shares. If you accept our offer you would be paid the amount of your investment, $100.19 plus interest, and those Membership Units, plus the 23 Bonus Units, would be removed from your account. You would also lose your Perks, including privileges related to Club membership and any unused shopping credits on ONEROQClub.com.

The following list of questions to consider is not complete and should not be used as guidance as to whether you should buy or sell.

· You should consider whether or not the price of the Membership Units you are selling will go up or down after you sell them.

· You should consider the effect that the Company buying back its Membership Units has on the price of remaining Membership Units outstanding (reverse dilution).

· You should consider that the cost to issue, transfer, and sell Membership Units is typically unconnected with the number of Membership Units. That is, it'll probably cost the same to issue, transfer, and sell 100 Membership Units as it will to issue, transfer, and sell 10,000 Membership Units.

· You should consider the time and effort it will take you to provide the information required to accept the offer, and whether the size of the check justifies that.

· You should consider that buying the Membership Units back harms the Company by reducing the money it has available to fund operations and market itself.

· You should consider the effect that harming the Company has on your remaining ownership interest, if any.

· You should consider whether you want to keep the Perks that you received, and whether the value of those Perks, financial or otherwise, impacts your decision to accept the Rescission Offer.

Q: If I do not accept the Rescission Offer, can I sell my Membership Units?

A: If you do not accept the Rescission Offer, your Membership Units will remain subject to certain restrictions on your ability to resell those Membership Units. The Membership Units you purchased in the CF Offering are subject to a one year holding period that expires on the anniversary of your date of purchase, meaning the date on which both your subscription agreement was completed, and your funds cleared. Even after this one-year period, these securities will likely remain illiquid and there will not be an official current price for them as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their Membership Units as collateral. Since the Company has not established a trading forum for the Membership Units, there will be no easy way to know what the Membership Units are "worth" at any time.

Q: How long do I have to accept the Rescission Offer?

A: You have until June 3, 2021, to accept. If you do nothing, you will be deemed to have rejected the Rescission Offer.

Q: How do I accept the Rescission Offer?

A: On May 5, 2021, we sent an email to all investors who are eligible for the Rescission Offer, and for whom we have a working email address. The process is substantially identical to the method by which you purchased your shares. You will go to the rescission offering page https://www.startengine.com/blog/one-roq-reciscission. After you have read the rescission offering document and decide to rescind your purchase of Membership Units, you will select enter in your information to request a rescission. When you click the "Rescind" button, we will inform you promptly exactly how many Membership Units are subject to this offer. You will then complete the Rescission Offer Election Form, by providing your full name, social security number, mailing address, telephone number, identification number. You will also be informed as to the amount of statutory interest you would receive if you accept the offer.

Q: The Rescission Offer is to reverse the entire award transaction – what does that mean?

A: When you made a purchase of Membership Units you may have been eligible to receive Bonus Units and may also have been eligible for Perks. See above, "Did I receive Perks when I purchased my Membership Units?" When you instruct us to reverse (rescind) the Membership Unit purchase transaction, you will forfeit your Bonus Units and we will also reverse the Perks.

Q: Can I accept the Rescission Offer in part?

A: No. If you accept the Rescission Offer, then you must accept the Rescission Offer with respect to all of the Membership Units, including Bonus Units, and Perks you received between August 19, 2020, and February 24, 2021, inclusive.

Q: What happens if I do not elect to accept the Rescission Offer?

A: You will be deemed to have rejected the offer. You will continue to own the Membership Units, including any Bonus Units, and retain any Perks for which you qualified.

Q: What if I already sold my Membership Units that I purchased in the CF Offering?

A: An investor who has already sold their Membership Units may still be eligible to rescind their original purchase of Membership Units in the CF Offering. In that case, an investor may be eligible to receive the difference between the price paid for the Membership Units purchased, excluding Bonus Units, and the price at which the investor sold the

Membership Units to a third party plus statutory interest. The investor will still be required to forfeit Bonus Units and Perks without further consideration. To be eligible to participate in the Rescission Offer, an investor who previously sold his or her Membership Units will need to provide to StartEngine Capital LLC (StartEngine Capital") reasonably satisfactory proof evidencing the sale. Satisfactory proof of sale may take the form of appropriate documentation reflecting the sale, the date of sale and the sale price. If the proof of a bona fide sale is not reasonably satisfactory to StartEngine Capital, then StartEngine Capital may require additional proof. In addition, StartEngine Capital may require evidence that any sale of ONE ROQ Spirits LLC Membership Units purchased in the CF Offering was a bona fide transfer of such units.

Q: What remedies or rights do I have now that I will not have after the Rescission Offer?

A: It is unclear whether or not you will have a right of rescission under federal securities laws after the Rescission Offer. If the Membership Units issued in the CF Offering were issued in connection with a Form C that contained an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading in violation of Section 4A(b)(1) of the Securities Act, the remedy under Section 4A(c) of the Securities Act is rescission plus interest. Federal courts have ruled that a person who rejects or fails to accept a rescission offer is precluded from later seeking similar relief. Generally, the federal statute of limitations for noncompliance with the disclosure requirements under the Securities Act is one year from the date of the violation upon which the action to enforce liability is based.

We believe that your acceptance of the Rescission Offer will preclude you from later seeking similar relief. Regardless of whether you accept the Rescission Offer, we believe that any remedies you may have after the Rescission Offer expires would not be greater than an amount you would receive in the Rescission Offer.

Q: Can I change my mind after I have submitted my signed election form?

A: Yes. You can change your decision about accepting our Rescission Offer at any time before the expiration date. If you change your mind, please email us at contact@startengine.com

Q: Who can help answer my questions?

A: You can email StartEngine support at contact@startengine.com with questions about the Rescission Offer.

Q: Where can I get more information about ONE ROQ Spirits LLC?

A: You can obtain more information about ONE ROQ Spirits LLC from the filings we make from time to time with the Commission. These filings are available on the Commission's website at *www.sec.gov*.

A crowdfunding investment involves risk. You should not invest any funds in this

offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Forward Looking Information

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT.

WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

Background

ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and additional benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at exclusive member pricing through an approved 3rd party as required by the 3-Tier System. The Company maintains a "first-mover" position with its unique marketing approach and is raising funding to scale and materialize the Co m pany's market value for investors.

Company, Product & Operating Model

ONE ROQ Spirits LLC (the "Company") was formed in the State of New York on March 12, 2012. The Company is an adult beverage manufacturer that primarily produces vodka under its ONE ROQ® brand name. Its principal products include ONE ROQ Vodka (plain), ONE ROQ

Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company utilizes a satellite network of bottling facilities located throughout the US which produce the signature ONE ROQ Vodka recipe. Self production is a potential tenant of its future business plans.

Competitors and Industry

Industry

The $74 Billion global beverage alcohol market has been undergoing two macro trends over the last 10 years: enormous industry consolidation into five international major suppliers and an explosion of small, premium craft brands driven by skilled marketing and demand by consumers for more "local" and "transparent" brands. Vodka accounts for approximately 32% of the distilled spirits market, with the premium, high-end category growing at 11% per annum.

The alcohol beverage market is driven by an increasing shift away from beer and wine towards spirits and in particular premium spirit brands as part of an overall movement towards "high-end" consumption. This macro industry trend has led to the creation of numerous start-up "craft" brands over the last ten years seeking to establish themselves as credible niche players to position themselves as acquisition targets for major industry giants. Highly profitable acquisition opportunities have resulted from industry majors focusing their marketing and distribution prowess to sell larger volumes of portfolio brands, rather than harness resources to internally develop. This market environment has led to on-going demand by these majors to acquire successful niche brands with scalable marketing strategies. Acquisition multiples ranging from 8x to 30x sales with acquisitions triggered over the 30-lO0kcases ($10M) per annum in gross sales can be referenced in the "Historical Acquisitions" exhibit and diagram found on the Offering page. *(The diagram has been compiled by the Company using public research and industry contacts which it deems credible.)*

Market Segmentation & Pricing

The five major categories of the spirits industry include vodka, rum, scotch whiskey, tequila and gin.

Within vodka there are four segments (or classes) of products, generally determined by their price. These include: "Value" ($5-$12 per 750mL); "Premium" ($10-$25 per 750mL); "Premium, High-end" ($27-$34 per 750mL) and "Ultra Premium" ($35+ per 750mL). ONE ROQ Vodka is price positioned between $27 and $30 per 750mL (premium, high-end).

Major Suppliers

Approximately 20 global suppliers control 90% of the sales volume throughout the five main categories of spirits. Examples of the suppliers include Diageo, Bacardi Global, Pernot Ricard, Suntory Beam, Brown Forman, Constellation Wine, Luxco, Sazerac, and Moet Hennessy Group.

Major Brands

Dominate sales of vodka in the US market in 2019 are held by Titos and Smirnoff brands. Other brands that comprise the market share of vodka include Grey Goose (France), Smirnoff (Russia), Stoli (Russia), Ciroc (France), Absolut (Sweden), Skyy (Italy), Belvedere (Holland), Chopin (Holland), and New Amsterdam (US).

Strategies and Tactics of Competitors

Premium Vodka is considered a branded commodity; a common product on the inside which is designed to appear differently on the outside. Methods for product differentiation are highly limited with brands constrained to the use of" times distilled or filtered" to separate the advertising of their respective products. Further differentiation in processing is limited where storytelling or lifestyle advertising become primary methods for generating desire in the consuming market. The increasing use of celebrities have become commonplace but remains an unreliable formula.

ONE ROQ has learned the challenges of competing under these traditional marketing models the hard way. Over time, it has chosen to evolve its model to incorporate the end-user in the growth and long-term value of its products through equity-based partnership, immersive brand experience and collaborative innovation and processes.

The **Problem/Solution**

In short, each of today's current market competitors operates on a traditional business model where profits from sales and value from the equity of the brands roll up to a small group of private owners -- vs. end-users. ONE ROQ believes this is an opportunity to differentiate itself from 99% of the current market through a Membership platform that permits end-users to become valued shareholders and more.

Current Stage and Roadmap

<u>Historical</u>

The Company discloses its operating history beginning in 2012, where the Founder made initial investments to develop and test market the products, study the industry, and develop strategies to overcome industry barriers. Initial testing by the Company ran from 2012 and concluded in 2015. A period of dormancy was observed for two years where the Company serviced minimum purchase orders from a single customer wholesaler in New York, using the downtime to plan its reemergence in 2018.

<u>Current Development Stage</u>

Successfully relaunched in Oct of 2018, the Company spent the last year raising funding to develop the vision of the ONEROQClub.com membership and marketing platform, testing it through a series of initiatives on and offline marketing activities throughout the country.

From 2018 through December 31, 2019, the Company's Founder and team directed all focus on the successful preparation and launch of the Company's Regulation CF Offering 'T as part of its plan to commercialize a new and differentiated business model and brand platform, ONE ROQ Vodka Club (ONEROQClub.com)

These activities included the research of all new applicable securities and beverage alcohol laws; the production of new inventory; the conception and development of marketing assets such as the Company's website, ONEROQClub.com, custom technology programming for its envisioned membership platform, extensive on andoff-line campaigning; labor; and minimum general operating expenses including warehousing and office leases. Notably, the Fou nder/ Manager personally reinvested for the necessary preparations.

With a proof of concept on its differentiating marketing platform, it is now pursuing a second round of funding to begin scaling its platform and materializing its growth plan for investors.

Future Roadmap

The Company is seeking further funding to: build inventory; hire staff; launch expanded on and offline marketing and advertising activities; create national distribution agreements and continue to create major media, hospitality and strategic partnerships to further expand the brand's first-mover position.

The Company plans to build sales through two primary revenue channels: direct to wholesaler-distributors who service bars, restaurants and retailers, and direct-to consumers utilizing compliant 3rd party, e-commerce platforms who work with retailers to ship products directly by mail-in states where mail order it permitted.

Currently, due to the 2020 Coronavirus Pandemic, the company anticipates e commerce sales to be a significant contributor to growth in the coming years. However, as US restrictions ease on retailers who were affected by shutdowns in the US, the Company will also be focused on returning to its aims of building a nationwide network of wholesale distributors to materialize its growth plan. Notably, the recent debut of the Company on the cover of Food & Beverage Magazine has attracted the attention of major distribution players in the market which it hopes to capitalize on as soon as distributors resume comfort in the direction of US on-premise markets.

Looking further into the future, the Company's long term vision is to achieve material growth over the next 3-4.5 years. Again, these are plans and the success of these plans will be based on many variables including the success from our current and future fundraising, the growth of the product and the brand through the growth of our membership and subsequent customers.

The Team

Managers

Name: Joseph Garrett Green

Joseph Garrett Green 's current primary role is with the Issuer. Positions

and offices currently held with the issuer:

- **Position:** Manager, Chief Executive Officer, Founder
  Dates of Service: March 12, 2012 - Present
  Responsibilities: Day-to-day management, oversight and leadership of marketing, operations and financial strategies. Mr Green's baseline compensation is $48,000 to $50,000 annually and he does not currently receive performance bonuses in the form of equity or cash. Mr. Green focuses his full time on the company.

Other business experience in the past three years:

- **Employer:** Elmhurst Milked; Steuben Foods
  Title: Inside Consultant
  Dates of Service: February 28, 2016 - March 13, 2017
  Responsibilities: Helped lead the organization, management and strategic direction of the Company's branded products platform. This included a wide range of marketing functions including but not limited to brand strategy, brand development, advertising strategy, valuation, company formation, B2C planning, staging and coordination with outside consultants and strategic partners.

Other business experience in the past three years:

- **Employer:** Green & Co Holdings
  Title: Director; Lead Consultant
  Dates of Service: October 01, 2004 - Present
  Responsibilities: Conducts intermittent interactions with early stage consumer products goods companies seeking start up, financing, marketing and brand strategy consulting services. Less than 2% of Garrett's time is required of this role.

Other business experience in the past three years:

- **Employer:** Get Fried Franchise Group
  Title: Co-Founder
  Dates of Service: May 01, 2015 - February 01, 2020
  Responsibilities: Garrett served as a co-founder, investor and board member for a

seed-stage quick-service restaurant franchise concept specializing in topped gourmet french fries. Garrett led primary start up functions, set general foundational marketing and operational strategies.The Company was sold in 2019.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Rescission Offer

We may continue to have potential liability even after this Rescission Offer is made.
The Company's offering memorandum, which was filed with the Commission as part of the Company's Form C on August 19, 2020, was also posted on the StartEngine platform and delivered to investors in connection with the Company's offering made under Regulation CF. We are making this Rescission Offer to address certain disclosure issues in that filing. For more details see "Rescission Offer – Background." As a result, our offering memorandum may not have met the disclosure requirements of Rule 201 of Regulation CF and, if a violation, gives rise to a rescission offer under Section 4A(c)(1)(a) of the Securities Act. For this reason, the Company has decided to offer investors who participated in our offering under Regulation CF between August 19, 2020, and February 24, 2021 on the StartEngine platform (the "CF Offering") an opportunity to rescind (reverse) their Membership Unit purchase transactions. However, the Securities Act does not provide that a rescission offer will extinguish a holder's right to rescind the issuance of securities that were sold in connection with an offering memorandum that did not meet the requirements of Section 4A(b)(1) of the Securities Act. Should any recipients of our Rescission Offer reject the offer, expressly or impliedly, we may remain liable under Section 4A(c)(2)(a) of the Securities Act for the purchase price of the Membership Units that are subject to the Rescission Offer for allegedly making an untrue statement of a material fact or an omission of a material fact required to be stated or necessary in order to make the statement, in the light of the circumstances under which they were made, not misleading in written or oral communications made in connection with an offering of securities in reliance on Section 4(a)(6) of the Securities Act.

Your federal right of rescission may not survive if you affirmatively reject or fail to accept the Rescission Offer.
If you affirmatively reject or fail to accept the Rescission Offer, it is unclear whether or not you will have a right of rescission under federal securities laws after the expiration of the Rescission Offer. Federal courts have ruled that a person who rejects or fails to accept a rescission offer is precluded from later seeking similar relief.

We cannot predict whether the amounts you would receive in the Rescission Offer would be greater than the fair market value of our securities.

The amount you would receive in the Rescission Offer is fixed and is not tied to the fair market value of our Membership Units at the time the Rescission Offer closes. As a result, if you accept the Rescission Offer, you may receive less than the current or future fair market value of the securities you would be tendering to us.

In order to accept this Rescission Offer, you will need to complete the election form and provide sensitive personal information.

Persons who accept the Rescission Offer will be required to execute the election form, which includes providing the company your name, address, and social security number.

There may a federal or state income tax consequence associated with accepting the Rescission Offer.

An investor who accepts the rescission offer may be required to pay income tax on the amount received.

Risks Related to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract   business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, are often valued on other factors including: market size, historical exit valuations, projections and growth potential.

The transferability of the Securities you are buying is limited

Any Membership Unit (stock) purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds in its concurrent Regulation CF offering it may not succeed.

The Company, is offering Membership Units in the amount of up to $1.07M in a concurrent offering under Regulation Crowdfunding. Even if the maximum amount is raised in that offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in our concurrent Regulation Crowdfunding offering, it will have to   find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or other preferred stock vehicles in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be operational product or service extensions, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company You

are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even ifwe sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even ifwe do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

ONE ROQ Spirits is in the early stages of achieving operating history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ONE ROQ Spirits, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3-4 years or generate sufficient revenues to pay dividends to the holders of the shares. There is no guarantee that the Company will be able to drive its projected enterprise value and conduct the target exit event through IPO or brand sale.

We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ONE ROQ and ONEROQClub.com is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even ifwe believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, ifwe are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), TTB (The Alcohol and Tobacco Tax and Trade Bureau), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service to ONE ROQ Spirits, LLC; ONEROQClub.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ONE ROQ Spirits; ONEROQClub.com could harm our reputation and materially negatively impact our financial condition and business.

Industry Barriers

The beverage alcohol market operates on a federally regulated supply chain where 100% of the distribution has become consolidated among a handful of dominant distributors who largely serve the interests of 20 or so major global suppliers. Without Partnerships with major distributors, an alternative supply chain, or a robust direct-to-home platform, the Company may not achieve its growth targets on the time horizon offered.

Non-Participation

The market is heavily influenced by a small number of major distributors who seek to limit the number of new brands in the market as a strategy to protect the interests of established brands. Investors in ONE ROQ may risk not realizing the full potential of their investment if they do not participate in helping to create demand by asking for the Company's products in their own local markets through their preferred retailers and/ or establishments.

Advertised Special Projects and Initiatives May Not Launch During this Offering

The Company may not be able to commercialize aspects of its offering that fall under future or special projects or initiatives without adequate funding. In addition, the Company reserves the right to invest in these initiatives with future potential financings.

THE RESCISSION OFFER

Background

Between August 19, 2020, and February 24, 2021, the Company offered its Membership Units, Bonus Units and Perks to investors in reliance on Regulation Crowdfunding of the Securities Act of 1933, as amended ("Securities Act"), through the StartEngine platform (the "CF Offering"). Under Securities and Exchange Commission rules, an issuer that is offering securities under Regulation Crowdfunding ("Regulation CF") of the Securities Act must provide investors with disclosure that meets the requirements of Rule 201 of Regulation CF and Section 4A(b)(1) of the Securities Act, and file that information with the Commission on Form C.

The Form C offering memorandum filed in connection with the 2020 Offering contained financial statements that were reviewed rather than audited. Until the Company's Form C had been amended to include the Company's audited financial statements, StartEngine Primary LLC was supposed to hold all funds in escrow, and not disburse funds to the Company, until investors who had subscribed had an opportunity to review the amended Form C, including the audited financial statements, and reconfirm their investment before closing and disbursement of funds. Due to an internal error, StartEngine Primary LLC disbursed funds to the Company before the amended Form C with the audited financial statements was made available to investors. Consequently, those investors whose subscriptions were accepted did not have an opportunity to review the Company's audited financial statements and reconfirm their investment prior to closing. As required by Rule 201(t)(3) of Regulation Crowdfunding, the Company's Form C did not provide the appropriate audited financial statements. Further, the Company's discussion in "Financial Condition and Results of Operations" did not reflect the Company's current financial conditions and results of operations because that discussion reflected the reviewed financial statements. We have provided the correct financial statements and revised the discussion in "Financial Condition and Results of Operations" to reflect those financial statements.

As a result, our offering memorandum for the CF Offering may not have met the disclosure requirements of Rule 201 of Regulation CF and Section 4A(b)(1) of the Securities Act, and if a violation may give rise to rescission rights under Section 4A(c)(1)(a) of the Securities Act. For this reason, the Company has decided to offer investors who participated in our offering under Regulation CF between August 19, 2020, and February 24, 2021, on the StartEngine platform an opportunity to rescind (reverse) their Membership Unit purchase transactions.

Even after the Company completes this Rescission Offer, we may still be found liable for those misstatements under Section 4A(c)(2)(a) of the Securities Act, which states that an issuer may be held liable for untrue statements of a material fact or an omission of a material fact required to be stated or necessary in order to make the statement, in the light of the circumstances under which they were made, not misleading in written or oral communications made in connection with an offering of securities in reliance on the exemption under Section 4(a)(6) of the Securities Act.

Rescission Offer and Price

As of May 5, 2021, we are making this Rescission Offer to persons who purchased the

Company's Membership Units in our CF Offering on the StartEngine platform during the period of that offering. If our Rescission Offer is accepted by all offerees, we could be required to make an aggregate payment to the holders of these Membership Units of up to $243,247.99 plus the applicable statutory interest based on the state in which the investor resides. We believe this amount represents our aggregate exposure under federal securities laws. We expect to use a portion of the net proceeds from our concurrent Regulation CF offering to fund the costs of the Rescission Offer.

The Rescission Offer is open until 1:59 p.m. PSTon June 3, 2021.

The Company is offering to rescind investors' entire purchase of the Company's Membership Units. Investors will not be able to rescind only the Membership Units portion of their purchase. If the investor received Bonus Units and/or Perks during the period of the offering covered by this Rescission Offer, the investor must accept the offer for all Bonus Units and Perks. For an investor who is eligible to participate in the Rescission Offer to accept the Rescission Offer, we must first establish the investor's identity and participation in the Company's CF Offering. That means the investor must:

·	provide name, address, and social security number as part of executing a subscription agreement, and	

·	needs to have complied with our terms and conditions generally, and specifically, those terms and conditions associated with the issuance and transfer of stock awards.	

As a participant in the Rescission Offer, you are required to complete and sign the electronic election form that will be sent to those who qualify for the Rescission Offer. If you accept the Rescission Offer, then you must accept the Rescission Offer with respect to all of the Membership Units you purchased between August 19, 2020, through February 24, 2021, including Bonus Units and Perks.

 If you complete those steps (or completed those steps prior to this offer becoming effective and subsequently complete and sign the electronic election form), we will repurchase the Membership Units in your account that are subject to the Rescission Offer at the price of $0.43 per unit plus interest at the current statutory rate per year, from the date on which your purchase was completed (the date on which both your subscription agreement was completed and your funds cleared) through the date the Rescission Offer expires.

Federal law does not provide a specific interest rate to be used in the calculation of the consideration to be received in connection with the repurchases of securities by an issuer in a rescission offer. We intend to use the legal rates of interest for the repurchase of securities based on the state in which an investor resides on the date that the investor completed their purchase of Membership Units. If your state of residence has changed since you purchased the Company's Membership Units, the applicable interest rate will be the legal rate of interest for your current state of residence.

These interest rates are as follows:

Table of interest rates

State	Interest Rate
Alabama	6%
Alaska	8%
Arizona	10%
Arkansas	6%
California	7%
Colorado	8%
Connecticut	8%
Delaware	5.25%
Florida	5.42%
Georgia	7%
Hawaii	10%
Idaho	5.25%
Illinois	10%
Indiana	8%
Iowa	5%
Kansas	4.25%
Kentucky	8%
Louisiana	3.5%
Maine	4.55%
Maryland	10%
Massachusetts	6%
Michigan	6%
Minnesota(1)	4%
Mississippi(2)	6%
Missouri	8%
Montana	10%

State	Interest Rate
Nebraska	6%
Nevada	5.25%
New Hampshire	10%
New Jersey	1.50%
New Mexico	8.75%
New York(3)	7%
North Carolina	8%
North Dakota	6%
Ohio	8%
Oklahoma	6%
Oregon	9%
Pennsylvania	6%
Puerto Rico	5.25%
Rhode Island	12%
South Carolina	8.75%
South Dakota	1% per month
Tennessee	10%
Texas	6%
Utah	12%
Vermont	12%
Virginia	6%
Washington	8%
Washington, D.C.	6%
West Virginia	9%
Wisconsin	5%
Wyoming	6%

(1) Minnesota: If $50,000 or more the interest rate increases to 10%.
(2) Mississippi: If purchaser already sold securities, then 8% applies
(3) New York law does not provide a specific interest rate. For purposes of the rescission offer, we are applying the rate of interest of California because that is the Company's principal place of business.

Acceptance

The Company will inform affected investors by email twice, once within seven days of the launch of the Rescission Offer, and once halfway through the offer period. It will use the last known email address as provided by the investor to StartEngine Secure LLC. StartEngine Secure will ignore any email preferences in informing qualified investors of this offer.

The email will direct eligible investors to a page on the StartEngine website https://www.startengine.com/blog/one-roq-reciscission. On this page will be an outline of the offer, a link to this document, and a button to initiate the acceptance of the Rescission Offer, including an online election form. That acceptance process will be a duplicate of the process used to initiate the issuance and transfer of earned shares, with four differences. First, the end result will be a credit to the investor's account with StartEngine in the amount of the consideration paid for the Company's Membership Units plus statutory interest, rather than issuance and transfer of shares. Second, the entire award transaction will be reversed. Third, the investor will need to execute an election form specific to his or her agreement with the Rescission Offer. Finally, a statement will be issued informing the investor that there may be Federal or State income tax consequences as a result of accepting the Rescission Offer, along with a 1099 if appropriate.

As with the purchase process, if the investor fails to complete any step, the process will be suspended until the investor completes that step. If the rescission process is suspended because the investor failed to complete a step, StartEngine Capital LLC will inform the investor by email of the suspension of the process five days prior to the expiration of the Rescission Offer.

Once StartEngine credits your account for the total amount paid to purchase the Company's Membership Units plus statutory interest, you may transfer that portion of your account balance to your bank account. You may also choose to retain that credit in your StartEngine account and invest those funds through the StartEngine platform.

Details of the Rescission Offer will also be available at – https://www.startengine.com/blog/one-roq-reciscission

Solicitation

We have not retained, nor do we intend to retain, any person to make solicitations or recommendations to you in connection with the rescission offer.

Neither we nor our officers and directors make any recommendations with respect to the Rescission Offer. Investors covered by the Rescission Offer are urged to read this Offering Memorandum carefully and to make an independent evaluation with respect to its terms when it is available.

Effect of Rescission Offer

Our making the rescission offer may not terminate a purchaser's right to rescind a sale of securities in connection with an offering memorandum that did not meet the requirements of

Rule 201 of Regulation C, Section 4A(b)(1) or Section 4A(c) of the Securities Act or applicable state securities laws. If a court were to impose a greater remedy, our exposure as a result of the rescission offer could be higher.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
J Garrett Green	48,950,000	Membership Units	91.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,471,034 of Membership Units.

Membership Units

The amount of security authorized is 60,000,000 with a total of 53,905,471 outstanding.

Voting Rights

1 vote per unit

Material Rights

Membership Interests

Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A of the Operating Agreement; and shall have a Percentage Interest in the Company based upon their purchase of interests, as set forth in Schedule A of the Operating agreement.

Distributions/Dividends

Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests, as per the Operating Agreement.

Transfers of Membership

The Company will be provided 45 days notice of any intent to transfer for their consideration to purchase units from transferee, as per the Operating Agreement

Drag Along Rights

Holders of more than *50%* of the Company's Membership Units have the right to sell his/her Membership Units or the Company's Membership Units to a buyer, as per the Operating Agreement.

What it means to be a minority holder

As a minority holder of Membership Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

The Company is planning for subsequent equity financings, and Investors should understand the potential for minor dilution. The investor's stake in a company could be diluted due to the company issuing additional membership units (also referred to here as "shares"). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. (Though the Company has planned to limit these potential dilutions.) There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Membership Units Type of security sold: Equity
Final amount sold: $997,968.00
Number of Securities Sold: 4,994,946
Use of proceeds: Technology Development; Marketing; Human Resources; Inventory; Fund Raising
Date: March 01, 2020
Offering exemption relied upon: Regulation CF

- **Name:** Membership Units Type of **security sold:** Equity **Final amount sold:** $96,543.00
  Number of Securities Sold: 373,851
  Use of proceeds: Legal/accounting, initial capital campaign expenses, marketing/brand development
  Date: August 31, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Membership Units
  Type of **security sold:** Equity
  Final amount sold: $368,958.00
  Number of Securities Sold: 924,356
  Use of proceeds: Marketing, brand development, product development and production
  Date: August 19, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

From 2019 through December 31, 2020, the Company's Founder directed all focus on

the successful preparation and launch of the Com pany's Regulation CF Offering as part of its plan to commercialize a new and differentiated business model, ONE ROQ Vodka Club.

These activities included the research of all new applicable securities and beverage alcohol laws; the production of new inventory; the conception and development of marketing assets such as the Company's website, ONEROQClub.com and cultural ad campaign "Own Your Spirit;" and minimum general operating expenses including warehouses and office leases. Notably, the Founder/Manager personally reinvested for the necessary preparations.

ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as a premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing, and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at exclusive member pricing through an approved 3rd party as required by the 3-Tier System.

Revenue

Sales in 2018 were generated by a single wholesale distributor, the Company chose to maintain in its local market resulting from its original test launch period. In 2019, the Company began testing its new e-commerce and retail marketing platforms in California. Both years sales from this customer niche \Vere organic in nature and not driven by any direct marketing or advertising investments. In addition, the company does not consider the 2018 - 2019 variance in sales to be of material importance in light of the fact it had been focusing its efforts solely on the redevelopment of its business model for the intended re-launch into the National market.

ONE ROQ Vodka 2020 Sales volume \vas $64,510 up from $18,461 as reported for 2019. During 2020 ONE ROQ produced 2,346 units and sold 680 cases as compared to 1,422 units produced and 316 cases sold in 2019.Importantly, the Company does not consider sales to be of material importance during this period as the focus for the Company was on the development of its technology/business model, team building, and capital raise.

Cost of Goods Sold

Cost of goods sold for 2020 was $66,742 as compared to $68,236 in 2019. The decrease in the Cost of Goods sold in comparison with sales volume was attributable to improved efficiencies in manufacturing and period costs of $28,000 that resulted in a one-time charge against income in 2019 with the balance reflective of sales volume increases.

Gross margins

In 2020 gross margin of ($2,232) improved from $(49,775) in 2019 due to the factors discussed in the preceding section. While margins have remained negative they have shown substantial improvement over the prior periods, despite the Con1pany·s continued primary focus on platform development and fundraising activities through calendar year 2020.

Expenses

Operating expenses were $456,463 during 2020, compared to $432,014 in 2019. ONE ROQ continues its strategy to aggressively pursue consumers in the online web market, the company invested heavily in Online marketing and sales development, spending $362,400 and $364,300 in this niche during 2020 and 2019, respectively. Legal and professional costs associated with ONE ROQ's crowdfunding campaign resulted in legal and professional costs increasing by$29,200 from $18,500 in 2019 to $47,700 in 2020. Information technology represents the Company's technology expenditures required to support its growing customer and investor base with expenditures in this category of $21,700 in 2020 and $34,900 in the prior year. The reduction in this category is reflective of intensive initial tech base infrastructure investment in the preceding years. Travel and Entertainment remained relatively constant \Vith expenditures of $24,400 in 2020 compared to $26,800 in 2019 as promotional events increased, development of distribution channels and customer relationship building required additional travel nationwide were reduced due to COVID-19. All other operating expenditures were immaterial and reflected consistent nominal spending patterns year-to-year.

Historical results and cash flows:

Management believes historical financial results of the Company are not indicative of future performance, as the Company has concentrated its energy and efforts primarily in the areas of research, product enhancement, platform and process technology development which is consistent with the Company's strategic plan to discover and redevelop and prove a new differentiated marketing strategy and raise the initial financing to commercialize said strategy. Notwithstanding the effects of the global Pandemic and the completion of its prior equity financing, the Company is now entering its second strategic phase of growing Company sales with its unique web and member-enabled strategies.

focus its energies on platform development and fundraising activities during 2019.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company is currently utilizing cash on hand raised from its prior offering and proceeds from sales of inventories as its primary capital resources. Despite the company having alternative, viable debt financing options, management prefers to utilize equity investment to fund growth, staying true to its belief that members· should "Own their own spirit".

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funding from the current offering is crucial to growing the Company's sales distribution network and promoting the product to increase both enterprise and member value. Failure to obtain funding from the current offering would likely result in pursuing alternative financing solutions which could result in slowing the growth curve and diminishing existing investor valuation.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As a distilled spirits brand built around a high-tech online platform, both the product and tech components require significant early-stage capitalization . The viability of the Company's plan is reliant upon a successful funding from this offering campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

It is estimated the Company will be able to sustain operations for 60 to 90 days should the Company meet only its minimum funding targets of $150,000. This is based on a monthly burn rate of approximately $45,000.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to comfortably operate for 24 months should it raise its maximum funding goal of approximately over $1,065,000, assuming its minimum bum rate of $45,000 monthly.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional, future capital sources include potential equity and debt financing vehicles including, but not limited to, Reg CF, RegA+, Reg D, and debt -based lending options.

Indebtedness

- **Creditor:** Scarp Properties
  Amount Owed: $142,603.00
  Interest Rate: 5.0%
  Maturity Date: September 30, 2030
  The note bears interest at 5.0% per annum requiring monthly payments of inte rest and principal of $1,526 through maturity on 9/30/ 2030. The unpaid principal balances totaled $142,011 and $144,521 and accrued interest totaled $592 and $542 as of December 31, 2020 and 2019, all respectively.

Related Party Transactions

- **Name of Entity:** J. Garrett Green
  Relationship to Company: Officer
  Nature/ amount of interest in the transaction: During the reporting periods presented, the Company had accounts receivable from its 1najority shareholder incurred as part of normal business operations. Additionally. the Company has a lease relationship with its majority men1ber and o•,vner for office space used in the Company's operations. At December 31 2020 and 2019, the Company had notes receivable from Mr. J. Garrett Green in the amount of$54,880 and $27,147, respectively. During the years ended December 31 2020 and 2019, the Company was charged $15,000 in office rent expense that was paid to the majority owner under the terms of the lease arrangement.
  Material Terms: Notes have no formal repayment terms or stated interest rate. Lease: Month-to-month lease, no defined term, cancellable by either party with monthly payments of $1,250.

Valuation

Pre-Money Valuation: $23,179,352.53

Valuation Details:

Valuation method, set internally, utilizes a variety of factors including but not limited to: historical investments, company stage, technology developed from historical investment, value of IP, size of market, trending brand acquisition values of like products, and validation on business model and methodology to be scaled from proceeds.

Cash Investments & Sales

Approximately $2,099,000 has been invested since inception. $1,029,000 by Founder into product development and industry trial; and an additional $1,070,000 by outside investor-members for redevelopment and innovation pursuits. Over this time period, the Company has sold over 6,000 cases with minimal efforts.

Market Method - Valuing Based on Historical Exit Cases

Historical acquisition value trends look at a brands total sales at the time of acquisition, time in the market prior to acquisition, and the purchase price at acquisition. The company, which uses data its has collected on over 8 brand acquisitions in the industry, suggests that spirit brands able to cross 30,000 cases a year in sales, demonstrate a defensible and scalable marketing strategy, have year over year positive sales trajectories, and fill unique innovation gaps, are able to multiply their total annual cases by two and place that number into millions to arrive at a reasonable exit value to a potential acquirer.

While ONE ROQ is still operating well under the recognized 30,000 cases sold annual threshold, the company believes it has a clear roadmap to achieve the target annual sales within a 3-4 year time frame provided the company is able to raise funding and the appropriate broadline distributors enter into franchise.

Technology, Methods and Processes

From investments made through its most recent funding, the Company has successfully developed robust and comprehensive programming unique to the processes, strategies and methods of the ONE ROQ Vodka Club Membership and brand experience platform. ONE ROQ is utilizing its technology to drive data sets and marketing successes in a way that is completely novel to how the market currently operates. For example, ONE ROQ is able to pinpoint specific geographic areas, and create predictable outcomes for product trial and long-term adoption in a way that the company believes current brands cannot consistently accomplish or predict.

ONE ROQ is trail blazing a new web-enabled brand experience and marketing paradigm inside the beverage alcohol market. In the company's view, there has not been a precident for technology used in this way inside the beverage alcohol market and the Company believes this creates an additional driver of value while it continues to develop. However, the Company believes that similar early stage technology companies such as those in Silicon Valley can be utilized to create additional basis for greater valuation.

Summary

In summary the Company is taking its historical investments and sales of 6,000 cases, arriving at an approximate $12M (before technology) value using established value models from prior brand sales over the 30,000 cases threshold, and then adding an approximate $8M in novel technology and process value. Given the trend of exit values in our market, the confidence the Company has on achieving the sales threshold, and the novelty of the technology which provides a model to base predictable growth, (and that up to 10% of investor proceeds are given back via shopping credits in the company 's online store), the Company determined its current valuation internally without the formal evaluation of an independent third party.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

Except as described in this offering memorandum, the company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.oneroqclub.com (https://oneroqclub.com/company-information/).

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oneroq

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ONE ROQ Spirits LLC

[See attached]

ONE ROQ Spirits LLC
A New York Limited Liability Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

ONE ROQ Spirits LLC

TABLE OF CONTENTS



To the Board of Directors
ONE ROQ Spirits LLC
Buffalo, New York

<h2 style="text-align:center">INDEPENDENT AUDITOR'S REPORT</h2>

Opinion

We have audited the accompanying financial statements of ONE ROQ Spirits LLC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ONE ROQ Spirits LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ONE ROQ Spirits LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has sustained net losses of $462,201 and $489,207 and has negative cash flows from operations for the years ended December 31, 2020 and 2019, respectively. The Company has limited liquid assets to satisfy its obligations as they come due with $72,376 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ONE ROQ Spirits LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ONE ROQ Spirits LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ONE ROQ Spirits LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
April 9, 2021

ONE ROQ SPIRITS LLC
BALANCE SHEETS
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 72,376	$ 64,455
Accounts receivable	21,180	7,820
Inventory	44,236	52,045
Subscription receivable	-	63,595
Funds held in escrow	2,717	40,418
Total Current Assets	140,509	228,333
Non-Current Assets:		
Due from related party	54,880	27,147
Property and equipment, net	-	-
Trademarks	547	602
Total Non-Current Assets	55,427	27,749
TOTAL ASSETS	$ 195,936	$ 256,082
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expense	$ 85,618	$ 45,235
Notes payable, current portion	11,471	2,510
Accrued interest payable	592	542
Total Current Liabilities	97,681	48,287
Long-Term Liabilities:		
Notes payable, net of current portion	130,540	142,011
Total Long-Term Liabilities	130,540	142,011
Total Liabilities	228,221	190,298
Members' Equity/(Deficit): 60,000,000 units authorized, 55,631,539 and 53,982,702 membership units issued and outstanding, as of December 31, 2020 and 2019, respectively.	(32,285)	65,784
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ 195,936	$ 256,082

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

ONE ROQ SPIRITS LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ 64,510	$ 18,461
Costs of goods sold	(66,742)	(68,236)
Gross loss	(2,232)	(49,775)
Operating Expenses:		
Sales & marketing	362,359	364,257
General & administrative	94,104	67,757
Total Operating Expenses	456,463	432,014
Loss from operations	(458,695)	(481,789)
Other Income/(Expense):		
Interest expense	(5,506)	(7,418)
Other income	2,000	-
Total Other Income/(Expense)	(3,506)	(7,418)
Loss before provision for income taxes	(462,201)	(489,207)
Provision for income taxes	-	-
Net loss	$ (462,201)	$ (489,207)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

	Members' Equity/(Deficit)	
	Membership Units	Members' Equity/(Deficit)
Balance at January 1, 2019	50,487,371	$ (63,980)
Issuance of membership units	3,495,331	703,366
Offering costs	-	(84,395)
Net loss	-	(489,207)
Balance at December 31, 2019	53,982,702	65,784
Issuance of membership units	1,636,355	441,287
Issuance of membership units - broker compensation	12,482	5,367
Offering costs	-	(82,522)
Net loss	-	(462,201)
Balance at December 31, 2020	55,631,539	$ (32,285)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

		2020		2019
Cash Flows From Operating Activities				
Net Loss	$	(462,201)	$	(489,207)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Amortization		55		55
Changes in operating assets and liabilities:				
(Increase)/Decrease in accounts receivable		(13,360)		(7,820)
(Increase)/Decrease in inventory		7,809		6,034
Increase/(Decrease) in accounts payable		40,381		33,416
Increase/(Decrease) in accrued interest payable		50		(9,701)
Net Cash Used In Operating Activities		(427,266)		(467,223)
Cash Flows From Financing Activities				
Proceeds from issuance of member units		542,585		625,933
Offering costs		(77,155)		(84,395)
Principal payments on notes payable		(2,510)		(1,981)
Loans to related parties		(27,733)		(36,428)
Net Cash Provided By Financing Activities		435,187		503,129
Net Change In Cash		7,921		35,906
Cash at Beginning of Period		64,455		28,549
Cash at End of Period	$	72,376	$	64,455
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	5,456	$	17,119
Cash paid for income taxes	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activity				
Membership units issued as broker compensation	$	5,367	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

ONE ROQ SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended

NOTE 1: NATURE OF OPERATIONS

ONE ROQ Spirits LLC (the "Company"), is a limited liability company organized March 12, 2012 under the laws of New York. The Company is an adult beverage manufacturer which primarily produces proprietary vodka recipes under its ONE ROQ® brand name. Its principal products include: ONE ROQ Vodka (plain flavored/flagship), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company currently produces its products utilizing contract bottlers of the ONE ROQ recipes that are currently located in Colorado, Oregon, and South Florida, with self-production as an important tenet of its future business plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2020 and 2019.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

ONE ROQ SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2020 and 2019 consist of finished goods and raw materials. The Company has outsourced manufacturing to a third party. Management reviews its inventory for obsolescence and impairment annually and records any reserves against cost of goods sold as they are identified.

	2020	2019
Raw materials	$ 21,745	$ 10,575
Finished goods	22,491	41,470
Total inventory	$ 44,236	$ 52,045

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment of $19,260 was held as fully depreciated for a net carrying balance of $0 as of both December 31, 2020 and 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

Prior to the adoption of ASC 606, in 2018 the Company recognized revenue when it was realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2020 and 2019 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from the sale of its alcohol and merchandise products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing.

Costs of Goods Sold

Costs of net revenues include the cost of products, supplies, freight, and other direct expenses to its sales.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

From its inception through December 31, 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period. Effective January 1, 2020, the Company elected to be taxed as a corporation. The Company has a net operating loss carryforward of $459,152 as of December 31, 2020. The Company used its estimated combined effective tax rate of approximately 26% from Federal and New York tax rates to derive a net deferred tax asset of $119,999 as of December 31, 2020. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2020 tax returns have been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdiction to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $462,201 and $489,207 and has negative cash flows from operations for the years ended December 31, 2020 and 2019, respectively. The Company has limited liquid assets to satisfy its obligations as they come due with $72,376 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time, without continued financing.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

Amended Operating Agreement

In May 2020, the Company adopted an amended operating agreement which, among other changes, increased the authorized number of membership units from 55,000,000 to 60,000,000.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Membership Units

As of December 31, 2020 and 2019, the Company has 55,631,539 and 53,982,702 membership units issued and outstanding, respectively.

Planned Conversion

In April 2020, ONE ROQ Spirits Inc. was formed as a Delaware corporation. The Company plans to convert ONE ROQ Spirits, LLC into the newly formed Delaware corporation, though such has not yet occurred.

Membership Units Issuances

In 2020, the Company raised $441,287 through the issuance of 1,636,355 membership units pursuant to two offerings under Regulation Crowdfunding, with 1,012,244 membership units issued at $0.20 per unit for gross proceeds of $198,059 and 624,111 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms) for gross proceeds of $243,228. The Company's portal was issued 12,482 membership units as compensation, which were valued at $5,367 and recorded as additional non-cash offering costs in members' equity/(deficit).

In 2019, the Company raised $703,366 through the issuance of 3,495,331 membership units pursuant to an offering under Regulation Crowdfunding at a price per unit of $0.20.

As of December 31, 2020 and 2019, $2,717 and $40,418 of funds were held in escrow and $0 and $63,595 of subscriptions receivable were outstanding, all respectively. The Company also incurred $77,155 and $84,395 in cash offering costs for the years ended December 31, 2020 and 2019, respectively, in connection with the Regulation Crowdfunding offerings.

NOTE 5: NOTES PAYABLE

The Company has several unsecured demand notes payable to Scarp Properties between 2014-2017 for total principal of $166,408. The notes bear interest at 5% per annum and matured in May 2018. The lender has agreed to extend the maturity date of the notes to September 2030 with required monthly payments of $1,526. The unpaid principal balances totaled $142,011 and $144,521 and accrued interest totaled $592 and $542 as of December 31, 2020 and 2019, all respectively. Total interest expense on the loans was $5,506 and $7,418 for the years ending December 31, 2020 and 2019, respectively.

Future minimum principal payments under the Company's outstanding loans, are as follows as of December 31, 2020:

2021	$	11,471
2022		12,058
2023		12,675
2024		13,324
Thereafter		92,483
Total	$	142,011

NOTE 6: RELATED PARTY TRANSACTIONS

Due to/from Related Party

The Company had balances due from its founder and majority member from funds loaned from the Company. The amount outstanding as of December 31, 2020 and 2019 was $54,880 and $27,147, respectively. These balances have no formal repayment terms or stated interest rate and are not expected to be paid in the next twelve months.

Office Lease

The Company rents its office space on a month-to-month basis from its majority member. During both the years ended December 31, 2020 and 2019, the Company was charged $15,000 in related party rent expense.

Guarantee

The founder and majority member personally guarantees certain trade accounts payable.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Planned Conversions

As explained in Note 4, ONE ROQ Spirits, LLC plans to convert its legal form from a limited liability company to a corporation. As of the release date of the financial statements, no date for the conversion has been determined by management.

Regulation Crowdfunding Offering

The Company closed on an additional $91,495 of proceeds from the issuance of membership units in 2021.

Management's Evaluation

Management has evaluated subsequent events through April 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


ONE ROQ Spirits
Escape The Ordinary. Own Your Spirit.

OneRoq Rescission information

ONE ROQ Spirits LLC (the "Company," "we," or "us"), is offering to repurchase 624,111 Membership Units from investors who purchased our Membership Units during our offering under Regulation Crowdfunding ("Regulation CF") of the Securities Act of 1933 ("Securities Act"), as amended, on startengine.com from August 19, 2020, through February 24, 2021, (the "Rescission Offer"). The repurchase price will be the amount of your investment, $0.43 per Membership Unit, not including Bonus Units, plus interest at the current statutory rate. Certain investors were eligible for Bonus Units depending on when they purchased their Membership Units and their eligibility to receive Bonus Units through the StartEngine OWNer's Bonus program. Because these Bonus Units were received in addition to the Membership Units purchased, if you accept this Rescission Offer you will be refunded the amount you invested and will forfeit the Bonus Units. Investors also received perks in the form of Privileges of the Club and shopping credit at ONEROQClub.com based on 10% of the amount invested (altogether, the "Perks"). Investors who accept this Rescission Offer will be required to forfeit their Perks, including any unused shopping credits at ONEROQClub.com, and will not receive any consideration other than the return of their investment plus applicable statutory interest.


Rescission FAQ


Beginning August 19, 2020, the Company has been engaged in an offering of its Membership Units under the exemption Regulation CF of the Securities Act (the "CF Offering") through the StartEngine Capital LLC platform (the "StartEngine platform"). The CF Offering is continuing concurrently with this Rescission Offer. The Company's Offering Memorandum, which was made available to investors who purchased Membership Units in the Company's CF Offering between August 19, 2020, through February 24, 2021, contained financial statements that had been reviewed rather than audited. You have received this Rescission Offer because our records show that you purchased Membership Units during the period when reviewed financial statements were included in our Offering Memorandum, which was filed as a Form C with the Securities and Exchange Commission on August 19, 2020. For more detail see "Rescission Offer – Background," below.

As a result of this error, the Company may not have complied with the disclosure requirements of Rule 201 of Regulation CF and Section 4A(b)(1) of the Securities Act of 1933 ("Securities Act"), as amended, and, if a violation, may give rise to rescission rights under Section 4A(c)(1)(a) of the Securities Act. Consequently, we are offering investors who participated in our 2020 CF Offering on the StartEngine platform between August 19, 2020, and February 24, 2021, the opportunity to rescind (reverse) the transactions that occurred during the offering periods described above. Purchasers of our Membership Units, and any Bonus Units, who accept this rescission offer will receive funds commensurate with the original amount of their investment in the CF Offering, plus statutory interest, in their StartEngine Investment Account, which they can transfer to their own bank account or use to invest in offerings made through the StartEngine platform. Investors who accept this rescission offer will not be allowed to keep the Bonus Units or Perks they received when they participated in our offering of Membership Units.

The Offering Memorandum for the Company's ongoing CF Offering, and the Offering Memorandum for this Rescission Offer, both include the Company's audited financial statements.

ONE ROQ Spirits is the maker of ONE ROQ Vodka and the ONEROQClub.com, a next-generation lifestyle adult beverage brand, concierge, and membership community focused on building the next success story inside the 300B global spirits industry.

Offering Details

Form C Filings

DISCLAIMER: If you request a rescission, you will be cancelling your investment and will not receive any of the membership units or the perks associated with your investment

Your Full Legal Name *

> Full Legal Name

Email Used to Invest *

> Email

Approximate Date You Invested *

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How Did You Invest? *

> ACH ▾

Your Phone Number *

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☐ I HAVE READ AND UNDERSTOOD THE ONEROQ RESCISSION ELECTION FORM ATTACHED


Click Here to Request Rescission


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⊕ Website   ⊙ Buffalo, NY   FOOD & BEVERAGE   CONSUMER PRODUCTS

 This Offering is eligible for the
StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC

Reasons to Invest

- Over 2700+ global Member Investors have joined the Club, committing over $1M in capital to the Company's vision.

- In 2020, ONE ROQ became the industry cover story of Food & Beverage Magazine, received 95 pts from The Proof Award Podcast, and became the No. 1 Selling Vodka on a US online spirits retailer, 1-877-Spirits.com.

- Launched 9 Event Partnerships, including the 2019 Tribeca Film Festival, The Hamptons Luxury Escape, The Elite New York, The Emmy's Gifting Suite, The New York Motorcar Auction, The South Open, Art Basel Miami, 2020 Aspen X Games and Sundance Film Festival Utah.

ROUND ONE	ROUND TWO
Closed March 16	Starts Now
🦅	🦅
2,777	
INVESTORS	**LET'S FLY!**
$1,000,000+	
COMMITTED	

— OWN YOUR SPIRIT —

The slogan "Own Your Spirit" is a registered US trademark of the Company.

ONE ROQ Spirits is the maker of ONE ROQ Vodka Club (ONEROQClub.com), a next-generation lifestyle adult beverage brand, concierge, and membership community leveraging technology, law, and brand strategy within the 384 billion distilled spirits market. Our Offering II builds on the momentum of the Company's initial, over-subscribed round of SEC-Regulated Crowdfunding where it raised over $1.07M in commitments from 2,700+ Founding Member-investors from around the world, allowing us to launch one of the market's first, consumer-owned lifestyle adult beverage brands.

STORY

When award-winning product developer and serial entrepreneur, Garrett Green, entered the spirits market in 2012, he knew he wasn't going to be able to beat the giant brands at their own game. So, for three years, he invested to learn the industry, refine his spirit, and develop an innovative business model designed to break through their barriers. Today, you can join our journey to expand our pioneering business model to capitalize on the potential of building a globally recognized, lifestyle adult beverage brand. Invest now to join our family and become a privileged Member of the Club (ONEROQClub.com).





OUR BEGINNINGS
In the mid 2000s, Garrett became inspired by the success of French luxury vodka brand Grey Goose Vodka after selling to Bacardi Ltd. for $2 billion, and wondered why the market didn't have an iconic American luxury brand equivalent? Engaging his entrepreneurial spirit, he saw the once-in-a-lifetime opportunity to create a new category inside the global distilled spirits market.

Garrett began his process by scouring US farms and distillers in search of the perfect ingredients to create an iconic, American recipe. Eventually, he chose a blend of artisanal mountain water from the Colorado Rockies and sweet corn from the American Midwest, and discovered a proprietary resting process that resulted in its signature taste and mouthfeel. From there, he let envisioned brand values inform the design and name.

NAME
Garrett knows that success requires immense physical and emotional strength to overcome the constant challenges of life. With this, the idea of being reliant upon one self to consistently find strength led to the notion of "a rock" and "ONE ROQ" was born.


ONE ROQ
AMERICAN
OWN YOUR SPIRIT
Join the Club

PRODUCT VALIDATION
With a finished product, Garrett launched ONE ROQ's initial market test and within 120 days of its introduction, it won the first-place gold medal for taste and design in the 2012 International SIP Awards in San Francisco – the world's largest, consumer-judged tasting competition – validating ONE ROQ's superior quality, taste, and diverse consumer appeal.

THE BARRIERS
Over the course of three years, the Company invested the foundational capital to refine ONE ROQ's packaging, learn about traditional distribution networks, and gain first-hand exposure to several industry barriers that routinely blindside new brands. From this initial investment, Garrett concluded that to be successful in the industry, a brand cannot stand on award-winning credentials alone. The industry's 3-Tier System, pay-to-play culture, and exhaustive use of lifestyle advertising schemes deployed by establishment brands are key barriers that will need to be surmounted with strategy of a new realm."


Behind The Scenes | ONE ROQ Purpose + Opportunity
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THE PROBLEM
"Lifestyle Marketing" is a widely used practice wherein large companies conceptually place their brands inside the advertisements of successful or attractive lifestyles. This method is used in an attempt to have us believe that if we buy those brands, we in turn acquire the status or success we see in those advertisements. ONE ROQ believes this is deceptive because it knows that real lifestyle and financial rewards are enjoyed by – and only by – the owners of brands.

OUR SOLUTION
Jaded by inferior lifestyle promises made by virtually all other luxury brands, ONE ROQ abandoned the industry marketing mold, transformed its brand values, and redeveloped its business model through the ONE ROQ Vodka Club, an industry-first, membership platform redefining brand experience through equity, lifestyle and reward.

THE FOUNDATION IS READY
We've invested heavily to develop an award-winning product, establish deep expertise in the market, and innovate a working strategy that we believe is already positioning the company for an exciting and promising future.

THE OPPORTUNITY
By investing today, investors have the outstanding opportunity of acquiring equity at the earliest stage of the Company's life cycle, enjoy highly unique Club Privileges, and impart real influence over the destiny of their investment simply by aligning with ONE ROQ, and sharing the spirit and Club with others.




ARE YOU IN?
ONE ROQ

ETHOS

Let ONE ROQ inspire you to escape the ordinary, and Own Your Spirit.

CLUB PRIVILEGES

Equity / Stock
Become an owner of the award-winning, luxury brand on a mission to pioneer a new lifestyle category. Enjoy the potential of upside as we grow together.

Dividends
If the Company becomes profitable, Members may receive a future dividend.

E-Voting
Influence Company direction by casting votes on future initiatives such as: new products, packaging, club privileges, and more.

24/7 Ordering & Gifting Concierge
Use our on-demand ordering and gifting concierge via the app for home delivery – or tasteful gifts to friends, family and colleagues.

Member Discount
Receive up to 40% off ONE ROQ bottles through monthly discount codes, and on over 20 premium lifestyle apparel items in the Member Gift Store

VIP Event Invitations
Enjoy complimentary access to exclusive social events sponsored and produced by the Company, coast to coast.
These are in development per the FAQs and not currently available.

Monthly Content
Receive exclusive monthly content developed by our team of writers covering breaking company news, event recaps, member spotlights, and ONE ROQ inspired lifestyle tips including travel, home entertaining, dating & relationships, and more.

Carry Requests
Use to request ONE ROQ be made available at your favorite neighborhood bars, restaurants or retailers. Restrictions will apply based on location.
These are in development per the FAQs and not currently available.

Share The Club
Once a member, build the value of the Company by inviting friends to join. Simple.

"Perk" Shopping Credits
Receive up to 10% off your investment back in Gift Shopping Credits 12 months after you invest.


ONE ROQ at Tribeca Film Festival | Exclusive Member Event
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WANT YOUR FAVORITE BAR TO CARRY YOUR FAVORITE VODKA?
STAY UP TO DATE WITH THE LATEST ORVC NEWS.
DON'T MISS OUT ON EXCLUSIVE MEMBER-ONLY BOTTLE DISCOUNTS.



ACCOMPLISHMENTS



ONE ROQ Hits $1 million and 2,500+ Investors
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2,372
MEMBERS
$912,281
COMMITTED
6
MEMBER EVENTS
9 %+
BRAND VALUE
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The above video depicts company performance resulting from the Company's previous offering.

Foundational Investments by the Founder (2012 to 2015) were critical to developing a differentiated strategy. The Founder invested $1M into comprehensive market analysis and development. Through this investment, we were able to develop an award-winning product for taste and design, establish an academic understanding of the industry, become the beneficiary of several accolades from renowned international organizations verifying the outstanding quality and potential of our brand. Some of these organizations include: Robb Report Magazine, the International SIP Awards, Bentley Motors, Elite Traveler Magazine, Black Book Magazine, BIN Magazine.

Over this period, we leveraged the initial capital investment to improve our knowledge of the barriers and develop an overall marketing strategy that would provide a means to overcome them. Candidly, we endured numerous industry lessons which routinely defeat the most promising of brands.

Instead, ONE ROQ methodically paused, reflected on its learnings, and redeveloped its model with a paradigm-shifting marketing approach. From 2016 through 2017, we vetted and prepared the new plan, and in October of 2018, we partnered with StartEngine to begin and capitalize. The results after our first year are showing exceptional promise, and we are so excited for the future of ONE ROQ and our Members.



E-Commerce / Direct-to-Home
ACTIVE VS. NO-SHIP STATES
All Product Shipped Through 3rd Party Fulfillment Company
Active
No Ship States

Bars, Restaurants, Liquor Stores (Retail)
ACTIVE VS. PENDING MARKETS
Covid-19 Mandates Will Affect 2020 Launch Schedules
Active



Our New Approach Is WORKING (2019 to 2020)

In Q4 2018, we launched our first equity campaign to fund our new vision, and by 2020, ONE ROQ successfully launched as one of the world's first and only Member-owned, luxury adult beverage brands, raising $1M+ in commitments and validating its industry-first marketing approach with over 2700 initial Members from across the world. Some of our outstanding achievements include:

Successfully developed, tested and launched envisioned Member-experience and lifestyle platform for Members
- Built and refined technology, methods and processes driving website, e-mail, social, advertising and mobile platforms to achieve desired user experience
- Increased Company value by 10%+ post money for Round I investors
- Launched 7 National Sponsorships, Member Events and Partnerships including: Tribeca Film Festival, The South Open, The Elite NY, The Emmy's Gifting Suite, The New York Motorcar Auction, The Hamptons, Art Basel Miami, Aspen X Games, and Sundance Film Festival Utah
- Established Distribution Relationships with (8) wholesalers
- Became the No. 1 Selling Vodka SKU on 1-877-Spirits.com, a top 10 US online retailer of wine and spirits!
- Earned 95pts from The Proof Awards! – distinguished tasting competition hosted by Food and Beverage Magazine and Delta Airlines Sky Club.
- Earned the Cover of Food & Beverage Magazine for industry innovation and thought leadership



Recent Announcements

2020	2020	2020	2020
ONE ROQ becomes a spirit sponsor at X Games Aspen	ONE ROQ lands cover story of Food & Beverage Magazine	ONE ROQ earns 95 pts	ONE ROQ becomes No. 1 selling vodka on top 20 US online spirits retailer
(Read the full article.)	(Read feature story.)	(Listen to the podcast.)	(Read more.)

OUR LABELS





OUR PRODUCT

ONE ROQ Vodka's superlative recipe is characterized by these unique facts and features:

- 95 Point Rating – 2020 The Proof Awards Podcast – a division of Food & Beverage Magazine
- 1st Place Gold Medal for Taste & Design – International SIP Awards (the world's largest consumer judged tasting competition)
- Distilled from 100% non-GMO, American corn and a blend of native and Colorado Mountain water
- A proprietary resting process hydrates ONE ROQ Vodka's ethanol molecule, giving it a smooth, flowing mouth feel.
- No additives are used to create the illusion of a synthetic mouthfeel.
- Palette: clean and silky, with a subtle hint of sweetness at the finish.
- Gluten Free • Sulfite Free • Sodium Free
- Vegan
- Kosher
- Non-GMO

Taste ONE ROQ by ordering your first bottle today at: ONEROQClub.com. Be sure to check for monthly promo codes available on the website or our social pages as a Prospective Member. **When you join, receive up to 40% off** on bottles and merch every month for the life of your Membership!



The Vodka
- ONE ROQ is a first of its kind gluten, sulfite, and sodium-free recipe, serving the increasing health and allergy-conscious consumer.
- ONE ROQ has developed a proprietary blending and resting technique resulting in signature taste and smoothness that we believe competes with – or beats – the best vodkas in the world.
- Internationally award winning – for taste and design – from largest consumer judged competition in the world.
- 95 pts awarded by the Food & Beverage network in 2020 !

A Revolutionary Business Model
- ONE ROQ has created paradigm-shifting brand experience platform that allows its end-users to take a financial position in the Company, and control the destiny of that financial position simply by aligning with the brand by utilizing the platform and its privileges.
- Proprietary App Tool (Carry Request) enables Members to request ONE ROQ availability at their favorite locations/venues, allowing them to create their own personal supply chains of ONE ROQ.
- Innovative Cultural Strategy: ONE ROQ's lifestyle platform is meant to positively stimulate dialog regarding consumer rights and equity, brand values, and the historical privileges of the wealthy that have kept early stage opportunities away from main street investors.

The Traction
- $1M+ invested by Company in industry experience and foundational assets. We are an experienced startup that is ready to navigate and sustain the industry terrain.
- $1M invested into commercialization of industry-first platform resulting in month over month Member and Sales growth.
- Initial Members have demonstrated the market interest and viability of ONE ROQ's unique approach.
- ONE ROQ has become the No. 1 Selling vodka on its partner platform, 1-877-Spirits ahead of plan.



WHY WE BELIEVE WE ARE IN POSITION TO BECOME THE MARKET'S NEXT BREAKOUT BRAND

The Marketing Innovation

- Brand-positioning that will capitalize on the yet-to-be-established 'Super-premium American' vodka category.
- Innovative Marketing Platform & Membership Club is allowing the brand to distinguish itself from every major brand in the market as the first lifestyle brand owned and guided by the end-user.

Direct-to-Consumer Communication

- Traditionally, distilled spirits companies believe they must work with wholesalers to communicate their brand's unique value propositions to the end users. However, the use of the wholesaler under traditional practices brings significant communication and cost challenges to new brands, as the model promotes three degrees of separation between producers and their end users (i.e., supplier –> wholesaler –>retailer–> end-user), as well as a 'diffusion of responsibility' on behalf of wholesalers and retailers who sell hundreds, if not thousands of other brands owned by "more important" suppliers.
- So, we asked the logical question: How can we truly rely upon a wholesaler to accurately and passionately communicate the unique selling features of our brand to retailers, who then would turn around and accurately represent that same messaging to consumers? The answer we realized: we can't.
- Instead, we deploy direct-to-consumer methods using proven digital marketing and face-to-face activation via tastings and events to reach and communicate with our end-users who are invited to Join the Club and Own Their Spirit. Through this approach, ONE ROQ is controlling its destiny.

Legal : ONE ROQ is required to sell through a federally regulated supply chain, known as the three-tier system, and lawfully uses this system to carry out the retail availability and home delivery of its products.


ONE ROQ

CREATIVE EXCELLENCE

ONE ROQ will launch print, video and ground promotional assets bearing the "Escape The Ordinary," and "Own Your Spirit," trademarked slogans driving focus to our company's purpose for being.


CATEGORY POSITIONING
LUXURY-AMERICAN

BRAND POSITIONING

ONE ROQ aims to acquire market share by building itself as the Luxury-American Vodka alternative to current Value-American vodka options.



LAUNCH PLAN

With its proven marketing and technology platform built, the Company is seeking to aggressively scale its model and establish broadline distribution agreements to open all 50 US states by 2022.


INITIAL PRODUCTS

PRODUCTION LINE

ONE ROQ will initially focus with its line of award-winning luxury vodkas. Additional product introductions, in and outside of vodka, will be considered based on the interest and demand of its Members.


Best of the Best
Robb Report

AWARD-WINNING CREDENTIALS

Presently, we believe ONE ROQ is the first-of-its-kind, gluten, sulfite and sodium free recipe targeting the growing health and allergy-conscious consumer.



SEASONED LEADERSHIP

Garrett has 15 years of professional startup and marketing experience. Garrett has committed the initial risk capital that has allowed the Company to establish a command of the industry's barriers and architect the Company's differentiated approach to break through.

A LOOK INSIDE

MEMBER PRIVILEGES

(Club & App Features)

Own Your Spirit

Align — at the owner level — with an internationally Award-winning spirits company redefining what a spirit can be.

Financial Reward

If the Company is profitable, Members may receive a future annual distribution.

Voting

Influence company decisions by casting votes on future initiatives such as: new products, packaging, campaigns, and more.

Carry Requests

Request ONE ROQ to be carried in your favorite neighborhood bars or restaurants via the App. These are in development per the FAQs and not currently available.

24/7 Home Delivery & Gifting Concierge

Stock your personal bar or use to send gifts. Perfect for tasteful thank yous or thoughtful gifts to friends, family and colleagues.

Members Discount

Receive up to 40% off monthly on bottles and merchandise offered through the Club.

VIP Events

Receive invitations to local and national events events. Enjoy discounted drinks, mingling, and entertainment. These are in development per the FAQs and not currently available.

Original Content

Receive personalized, monthly content on home entertaining, dating & relationships, travel, and more.

Share The Club

Once a member, build the value of the Company simply by inviting others to join the club. Simple

"Perk" Shopping Credits

Receive up to 10% of your investment back in Gift Shopping Credits 12 months after you invest.


OWN EVERY
STEP

ONE ROQ's Competitive Advantage

ONE ROQ's competitive advantage centers on its differentiated Membership platform, ONEROQClub.com, offering consumers a superior brand experience and value system.Consumers who desire to be part of building an original American-luxury vodka by "Owning Their Spirit," are able to so by investing to join ONE ROQ Vodka Club (ONEROQClub.com), whereby becoming a privileged, equity shareholder in the Company and brand. Membership includes a unique set of Club Privileges to accentuate Membership experience and aid Company goals.

Values

ONE ROQ desires to cross culturally unify consumers by promoting the importance – and opportunity – of ownership in one's life. ONE ROQ stands by offering this experience to all consumers regardless of age, race and income. The brand's Ethos "Own Your Spirit" underscores the principle of owning what you drink and drinking what you own as a symbol of owning who you are, what you do, and what you believe; a higher standard of consumption and financial consciousness.

Communications

Digital, event, print, outdoor, point-of-sale, cross promotions, endorsement, and broadline distribution marketing will be our primary communication and marketing methods used to reach vodka drinkers around the US and world.

Member Demographics

Membership represents a diverse range of age, gender and ethnicity across the US and the world. This means ONE ROQ is succeeding in its aim to promote a culturally inclusive brand that celebrates ownership and exclusivity as a common thread among principle-minded drinkers.


ONE ROQ
MEMBER SPOTLIGHT
I wanted to be a part of a winning brand
owned by the people.

Destination Member Events

We sponsor exclusive events at top destinations around the world and extend red-carpet access to Members


ONE ROQ at Hamptons Lux...

The Hamptons 2019


ONE ROQ at Sundance Film ...

Sundance Film Festival Utah 2020


ONE ROQ at X Games Aspe...

X Games Aspen 2020

Future Plans We Look Forward To

New and exciting marketing initiatives are poised to take ONE ROQ where no lifestyle brand has gone before.
Formal development schedules on these projects are to be announced...



THE MARKET

The 384 billion global beverage alcohol market has been undergoing two macro trends: enormous industry consolidation into five international majors and an explosion of small, premium craft brands driven by skilled marketing and consumer demand. As a category, Vodka accounts for approximately 31% of total distilled spirits volume, with the high-end premium vodka growing at just under 11% per annum. The alcohol beverage market is driven by an increasing shift away from beer and wine towards spirits and in particular premium spirit brands as part of an overall movement towards "high-end" consumption. This macro industry trend has led to the creation of numerous start-up brands over the last ten years seeking to establish themselves as credible niche players to position themselves as acquisition targets for major industry giants. This market environment has led to consistent demand by major suppliers to acquire successful niche brands that are able to breakthrough with unique and scalable marketing strategies. Acquisition multiples are observed ranging from 5x to 20x sales with acquisition candidacy triggered at the 30-100k cases per annum in gross sales, which can be referenced in the "Historical Acquisitions" exhibit and diagram.

Source

Market Highlights

- Vodka maintains a dominant market share among all distilled spirit categories, with a 10+ year track record of continuous positive YOY growth.
- Vodka is the preferred spirit of consumers for ease of drinking, mixability, and price. (Source: Discus.org)

- The total number of vodka consumers in the US is approximately 51M adults. (Source: IWSR 2018)
- 40M people on Facebook (alone) have a confirmed interest in vodka, and about three times this number in alcohol as a general interest. (Source: Facebook.com)
- The global alcoholic beverage industry is recognized as being among select industries able to sustain itself in strong, weak, and uncertain economies.
- Until now, the opportunity of owning your own luxury spirits brand was a privilege reserved only to the ultra wealthy.
- ONE ROQ aims to build the first premium brand owned and guided by the end-user, whereby creating a new cultural and consumption standard for luxury and lifestyle.



This Historical Industry Acquisition chart is generated internally based on Company research. Potential Investors should be aware of the corresponding Yearly Expenditures that accompany meeting these projections. For more information, refer to the Financial section (Financial Milestones) of this offering.

The Historical Industry Acquisition trend illustrates that ONE ROQ needs to establish 30-50,000 cases to enter salable territory. Here are some averages we researched below:

- Common denominator of break-through brands: 30,000 cases per year
- Avg. Acquisition Multiples: 5-20x cases sales
- Avg. Years in operation at sale date: 3.5-4 years
- Avg. Topline Sales: $10-20 million

ONE ROQ will aim to generate 30,000 cases in sales within 4.5 years, and case sales of 50,000-100,000 cases thereafter.




CO. VALUA
50M
40M
20M
10M
15,000 Members/Cases
Round II - $1.07M Offering
WE ARE HERE
Round I - $1.07M Offering | 2,700 Members | Closed 3.1.20
Foundational Investments by Company - $1.29M - 4,900 Cases
YR 1
YR 2
YR 3
YR 4
YR 5
TIME

The Company's trailing 12 months of operating history since launching the ONE ROQ Vodka Club (ORVC) have established an internal Member Acquisition Cost (MAC) of $77 and an annual Average Member Purchase (AMP) trend of 3 1L bottles per annum per Member (where 1 Member = 1/2 case per year), for the Company's direct to home business only. Therefore, through its online sales (in home) business solely, the Company is projecting to spend approximately $4,620,000 to enroll 60,000 Members and generate 30,000 in case sales; $7,700,000 to enroll 100,000 Members and generate 50,000 in cases sales; and $15,400,000 to enroll 200,000 Members and generate100,000 in cases sales. Once again, this model uses the Company's digital channel solely and does NOT account for contract sales that are expected to be generated through distributors to service "out of home" (bars & restaurants), which represents another 50% of the overall market. For this reason, the Company has conservatively added 3 additional bottles per member to account for these anticipated sales. Finally, as the Company expands its marketing and becomes more well-known in the market, the Company expects its MAC to decrease and AMP to increase.

MAC(Member Acquisition Cost): total ad spend divided by total Members enrolled
AMP (Average Member Purchase): total sales divided by total Members

The above projections are only projections and are not a guarantee of future success. These projections assumes the Company will be able to raise the required funding to support the corresponding yearly operating and selling expenditures it needs to generate the required sales velocity (specifically 30,000 + cases annually) through its marketing to achieve a target valuation where investors could expect a return on investment through a brand sale or other liquidity event in the future. These Projections are not a guarantee of future success and projections may change based on factors out of the Company's control. Even if these projections are reached, there is no guarantee that a strategic exit will occur. Achieving sales velocity will depend on the performance of distribution contracts, online sales campaigns, and Member-contributed sales and promotions to support company goals. Due to the 3-tier system and the unique business model, the Company reserves the right to measure and define performance of distributors and members as potential factors for future sales . Potential growth rates and future corresponding valuation ranges for potential liquidity events are estimated using industry case studies over the last ten years and are not a guarantee of future valuation. Potential investors should be aware of the corresponding Yearly Expenditures that accompany meeting these projections. The Company's historical sales and Member Acquisition Costs are used to establish a reasonable basis for generating the target projections if the company is able to meet current and future financing hurdles. For more information, refer to the Financial section of this offering and the Forward Looking Legend in the Terms section.

THE FOUNDER



ONE ROQ Spirits was founded and developed by American entrepreneur, and award-winning product developer, Garrett Green. As CEO, Garrett leads ONE ROQ's brand strategy with unique insight and operational talent from 15 years of immersive consumer marketing and advertising experience having Founded, Co-Founded and consulted for several uniquely positioned consumer packaged goods startups. Prior to ONE ROQ, Garrett was an inside marketing consultant that contributed to the successful National launch of non-dairy milk brand, Elmhurst Milked, as well as the lead investor and launch director for the indulgent, quick-service restaurant franchise, My-fri, formerly #getfried, which was acquired in 2019.

INTERESTING FACTS ABOUT GARRETT
Prior to a career in marketing and entrepreneurship, Garrett was a competitive amateur golfer that trained with and competed along side globally ranked golfers such as Paula Creamer and Justin Rose while attending Leadbetter Golf Academy at IMG Academies in Bradenton, Sarasota.
Garrett is of the same family descent as American History war hero, General Nathaniel Greene, General George Washington's Major General, whose battle record sealed the fate of the American Revolutionary War, and the future of America.



What is ONE ROQ Vodka Club?

ONE ROQ Vodka Club is the lifestyle platform of ONE ROQ Vodka. When you join, you're purchasing ownership in the Company, and in return, receiving stock and Club privileges.

Why ONE ROQ Vodka Club?

ONE ROQ believes that genuine lifestyle spirit brands should offer genuine lifestyle privileges – this includes the opportunity to reap both lifestyle and financial reward.

How does the Club work?

LEARN: Prospective investors are required to read all club offering material made available through the ONE ROQ Club website and our funding partner website, StartEngine.com

TASTE: Before, during or after joining, prospective or enrolled members are able to order the product at their leisure through our 24/7 Concierge service via 1-877-Spirits.

INVEST TO JOIN: When you are ready to join, proceed to our FINRA – registered funding page (via StartEngine), and click "invest" to start your investment. Your "investment" will secure your commitment until StartEngine approves and accepts your investment to be released to the Company. This process can take 7 to 20 days until you receive a confirmation email to confirm your investment. Once you confirm, your investment is made official. From there, be sure to follow additional email prompts directly from ONE ROQ to create your account and download the app. From there, sit back, relax, and enjoy the Privileges of the Club.

For more information, visit our website at: www.ONEROQClub.com

What is the difference in Memberships?

The difference in Memberships are reflected based upon the amount you have chosen to invest. There are no other differences. All Members receive the same access to Club Privileges. Please refer to our membership levels in the Terms section of our Offering Memorandum.

What are the Club Privileges?

The Club Privileges include:

Equity: Invest and own equity in an internationally award-winning brand.

24/7 Concierge: Order or gift ONE ROQ Vodka anytime via the club. Perfect for stocking the home bar or gifting for special occasions. (Delivery restrictions may apply.)

Carry Requests: An app tool designed to allow you to request ONE ROQ at your favorite retailers. (In Development)

VIP Events: Receive VIP access to local and regional events sponsored by ONE ROQ (In Development)

Voting Rights: As an owner of Membership Units in the Company, you have voting rights to influence company direction and strategy such as new product offerings, package design, marketing & ad campaigns, club privileges, and the potential future location of our destination distillery(s). Please refer to Exhibit F of our Offering Memorandum which contains the Company's current Operating Agreement and a discussion on all rights of members.

Quarterly Lifestyle Magazine (In Development)

Distribution: If the Company is profitable, Members/investors may receive a future annual distribution. Investments in startups involve a high degree of risk. There is no guarantee of future dividends. Please refer to our Offering Memorandum for more information and an overview of the risk factors related to our business.

Share The Club – Once a member, build the value of the Company simply by inviting others to join the club.

Is investing in ONE ROQ legal?

Yes, ONE ROQ Spirits LLC is conducting a Regulation Crowdfunding offering with StartEngine, a FINRA regulated funding portal. Regulation Crowdfunding lets private companies raise up to $1.07m annually by selling securities such as membership units, as in this offering, to the public online. Please note that as a liquor business we are also regulated by State and Federal Tied House laws, please be aware of these when reviewing our offering and making an investment decision.

How much can I invest?

These offerings are open to any investor over 18 years of age. With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $107,000, are limited to invest the greater of $2,200 or 5% of the lesser of their annual income or net worth. For those with an annual income or net worth greater than $107,000, he/she is limited to investing 10% of the lesser of the two amounts. Accredited investors do not have restrictions. Please review StartEngine's resource here regarding investments.

Where can I try ONE ROQ?

ONE ROQ can be purchased through our website for home-delivery at: ONEROQClub.com. In the future, the product will be made available in select retailers of your selection by using the "Carry Request" app tool. The availability of this feature is determined by the status of our distribution in your market.

Can I buy ONE ROQ in markets, too, or just online?

If ONE ROQ is not available at your desired retailer already, we have designed an app that allows you to submit Carry Requests to place ONE ROQ in preferred retailers and venues of your choosing. Once you've submitted the request, we work to place the product in that location within 7-30 days on your behalf. Note, if Requests are made inside a market that we have yet to set up an agent network, Carry Requests can take as long as 120 days+. Again, this feature is currently in development and not available Nationwide. (Patience will be required in our early development stages.)

I ordered product online. When will I receive my first bottle?

Deliveries take 3-7 business days from the time you order (delivery restrictions may apply based on location). Orders fulfilled by 3rd party platform by law.

Can I cancel my Membership?

Investors are able to cancel at any point throughout the campaign up until 48 hours before an issuer conducts a rolling close ("Notice of Disbursement" is sent with deadline to cancel). If the issuer does not close on your funds during the campaign, you will be able to cancel your investment up until 48 hours before the closing of the offering. Please refer to StartEngine's investor information center on their website for further details. Once the live offering has closed, you may choose how to handle your shares. Investors will be introduced to the company's selected transfer agent, or cap table management service, who will be responsible for the transfer of your shares after the close of the offering. There is not currently an established secondary market for shares, and membership units sold under this offering have a one-year period before becoming unrestricted and are able to be freely sold. Please read the offering memorandum for further details specific to this offering.

Can I sell my member units back to the company or to anyone?

Please refer to the Offering Memorandum for further details about this raise. In general, for Regulation Crowdfunding offerings you are generally restricted from reselling your shares for a one year period after they were issued, unless the shares are transferred: (i) to the company that issued the securities; (ii) to an accredited investor; (iii) to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships); (iv) in connection with your death or divorce or other similar circumstance; (v) to a trust controlled by you or a trust created for the benefit of a family member; as part of an offering registered with the SEC. Please review StartEngine's investor information here for more details.

What makes ONE ROQ mine?

When you invest in ONE ROQ Spirits LLC, you're buying a piece of the company and its brand in the form of equity. Equity represents a financial interest in the company, which allows you to accept financial rewards as we grow, have a vote in company decision making, and align with the brand on a more intimate level compared to other brands you have bought in the past. More details as to unit holders' votes are included in the Operating Agreement and discussed above.

What are the commitments of the club?

There are no commitments of the club after you join, but we do hope you find features of the club helpful in supporting the company's mission and growth objectives, such as our 24/7 Concierge, Share The Club, and Carry Request tools.

Why would I join ONE ROQ?

Our commitment to principled drinking and counter-culture ethos is everything. We align ourselves with like-minded members who see through the veil of mass advertising and the dysfunction of big industry. We encourage everyone to be free, independent thinking consumers. If you enjoy the privilege of alcohol, why not form a deeper relationship with a brand you own, guide and benefit from along the way?

What makes ONE ROQ better than Grey Goose, Ciroc, Titos?

ONE ROQ is a hand-crafted vodka of unparalleled quality and taste – developed with over half a decade of meticulous ingredient sourcing and disciplined recipe creation. Our first place gold medal in the largest consumer tasting competition in the world, as well as our 2020 95pt rating the Food & Beverage Network, is a testament to this claim. What makes us this good? Some say it is a secret recipe made from two of the purest and most iconic ingredients in the country: Mid-Western, American Corn and artisan Colorado Rocky mountain water. Others say it is because it may be one of the first and only gluten, sulfite and sodium free vodka in the world. But if you asked us, it's our unwavering belief that an authentic lifestyle spirit should offer authentic lifestyle reward.

Is ONE ROQ better than Titos Vodka?

ONE ROQ and Titos have a lot in common. We both are made from corn. We both have won first place gold medals in large competitions. We both promote our American-made values. We both come from small beginnings. And we both represent an underlying resistance to foreign-owned brands. However, ONE ROQ and Titos differ in that we invite our drinkers to become more intimately connected with our spirit; to own our brand; to guide its direction; and benefit beyond the glass.

What kind of events will ONE ROQ sponsor / produce?

ONE ROQ will focus on sponsoring and producing events for its members that include social mixers, concerts, sporting events, creative events and even galas. Members will be given VIP access to all events which may include complimentary food and drink. Covid-19 is currently affecting Company event schedules in 2020 but we look forward to evolving this platform in the "Post-Covid" era.

What laws govern alcohol businesses in the US?

The two important laws governing our operation include the securities law, Regulation Crowdfunding (this is how we are able to accept money in exchange for equity in our company direct from the public); Tied House, which seeks to prevent intermingling between suppliers, wholesalers and retail operators, and the Three-Tier System, which governs the flow of ours goods through the supply chain.

The Three-Tier System is a federally regulated supply chain requiring that all alcoholic producers sell their products to a licensed wholesaler, who in turn must sell to a licensed retailer, who in turn are able to sell to you. Because it could jeopardize our operations, it is important we state that ONE ROQ does not sell its products direct to its members, as this is would be in violation of the Three-Tier System. In lieu, the company partners with industry approved, online fulfillment portals that work with your local retailers to deliver our products to you. Currently, our partner is 1-877-Spirits, a trusted online delivery service of alcoholic beverage for over 30 years – otherwise known as our Online Concierge.

For more information, please refer to our Risk Factors which discuss these laws.

Do I need to invest to buy ONE ROQ?

No, you do not need to invest in ONE ROQ Spirits LLC to buy ONE ROQ Vodka. However, Investing in ONE ROQ Spirits LLC provides you access to all our unique Club Privileges, described above.

What are the benefits of joining?

See Club Privileges above or by visiting us at ONEROQClub.com.

Do I need to invest to join the club?

Yes, when you become an investor you are also becoming a member of the Club.

What is ONE ROQ's valuation?

Please refer to the terms of our Offering located in our Offering Memorandum and on our Campaign Page below.

What if my store/bar doesn't carry ONE ROQ?

In the future, you can use the ONE ROQ app to submit a Carry Request. Our aim is to place ONE ROQ within 14 days in the retailer of your choice, provided we have active distribution in your market, there is retailer acceptance and Covid-19 is not disrupting the business of your desired retail establishment, bar or restaurant. This app feature is currently in development and available with limited coverage.

Do I get a discount buying ONE ROQ if I invest?

Yes, as an investor you will receive an Owner/Membership discount of up to 40% product when ordered through ONEROQClub.com. Discount codes are posted to your Member dashboard monthly. Note, due to Federal and State laws, ONE ROQ cannot guarantee pricing or discounts in the market (i.e., in liquor stores, bars, etc). However, it is acceptable to ask your retailer if they would consider applying an Owner's discount, should they carry the product.

How do I buy ONE ROQ right now?

You can buy ONE ROQ through our Online Concierge and have ONE ROQ home delivered to you. All orders are fulfilled through 1-877 Spirits.com. To buy, head to ONEROQClub.com and click "Taste." Alternatively, you can also check local retailers. If the product is not available in local retailers, once this feature is available, in your area, you can submit a Carry Request using your app and request it with the store owners or manager. (Note, fulfillment delays may apply based on your location and the status of our distribution in your market.)

Can I get a free sample before I join?

Due to the cost of our product, as well as liquor laws prohibiting free alcoholic goods to consumers, we currently do not offer free samples.

Will the cost of ONE ROQ come down over time?

The company cannot guarantee any cost changes but our hope is to be able to continue to improve our margins and pricing.

What is the corporate structure of ONE ROQ and what is the difference between a Membership "Unit" and a "Share" of Stock ?

ONE ROQ Spirits is currently structured as an LLC and you are purchasing Membership Units in this offering. "Units" are used to describe the measure of ownership when a company's legal structure is a LLC. "Shares" are used to describe the measure of ownership in a C-Corp or an S-Corp. The company will evaluate the advantages of converting to a C-Corp but this is not planned at this time.

For more information, please refer to the SEC guidance in relation to Regulation Crowdfunding investing.


ONE ROQ Throws Activation at Art Basel
Covid-19 Hits America
ONE ROQ Lands Cover of F&B Magazine
ONE ROQ Reopens Club with Offering II
April 1
May, 2020
Aug 1, 2020

ONE ROQ Conducts First Member Event Activation During Tribeca Film Festival

ONE ROQ Enrolls 1200 Club Member-Investors!

ONE ROQ Becomes Sponsor of X Games 2020

ONE ROQ Hits 2700 Members and $1M in Investment

ONE ROQ Earns 95pts from The Proof Awards

ONE ROQ Becomes No.1 Selling Vodka on 1-877-Spirits

In the Press

BEVNET RAND LUXURY



MASERATI BENTLEY





SIP AWARDS BMG BEVERAGE MEDIA GROUP



ESPN PRESS ROOM STYLE UTAH

CHILLED

Meet Our Team



J. Garrett Green

Founder, CEO, and Manager

Garrett has 14 years of professional product development, marketing and investment experience within the consumer goods industry. As the Founder and CEO of ONE ROQ, Garrett is responsible for leading all aspects of brands US and international brand strategy. Last Three Years In Summary: From 2005 to present, Garrett has served as the Founder and Director of Green & Co. Holdings, a privately held research, brand strategy and investment office. (www.greenandc.com). From 2012-present, Garrett has been the CEO, Founder, and Director of One Roq Spirits, LLC (primary position). From 2015-2017: Garrett served as Co-Founder, Lead Investor and Advisor to #getfried Franchise Group, an emerging Quick-Service Restaurant Franchise with 7 global locations (www.getfried.com). From 2016-2017, Garrett served as a key Inside Consultant that led the successful brand development and launch of National, Non-Dairy Brand, Elmhurst Milked. (www.ElmhurstMilked.com) Garrett commits 100% of regular working hours to the day-to-day operations of ONE ROQ Spirits, LLC.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Rescission Frequently Asked Questions

You should read the following questions and answers, together with the more detailed information regarding the rescission offer and the risk factors set forth elsewhere in this offering circular, before deciding whether to accept or reject the rescission offer.

Why are we making the Rescission Offer?

A: Under Regulation Crowdfunding of the Securities Act of 1933, as amended ("Regulation CF"), we are required to have an offering memorandum on file with the Securities and Exchange Commission (the "Commission") that provides the disclosure required by Rule 201 of Regulation CF. Our offering memorandum, which was filed with the Commission as part of the Company's Form C on August 19, 2020, was posted on the StartEngine Primary LLC platform (the "StartEngine platform") and delivered to investors in connection with the Company's offering made under Regulation CF (the "CF Offering"). In that offering memorandum, the Company included financial statements that had been reviewed rather than audited. For greater detail regarding the Company's disclosure, see "Rescission Offer – Background." As a result, our offering memorandum may have failed to meet the disclosure requirements of Rule 201 of Regulation CF and Section 4A(b)(1) of the Securities Act and, if a violation, may give rise to rescission rights under Section 4A(c)(1)(a) of the Securities Act. For this reason, the Company has decided to offer investors who participated in our CF Offering between August 19, 2020 and February 24, 2021, on the StartEngine platform an opportunity to rescind (reverse) their Membership Units purchase transactions.

Q: Which Membership Units are included in the Rescission Offer?

A: We are offering, upon the terms and conditions described in this offering memorandum, to rescind purchases of our Membership Units made on the StartEngine platform during our offering made in reliance on Regulation CF, during the period from August 19, 2020, through February 24, 2021. The 624,111 Membership Units,

excluding Bonus Units, were purchased by 715 people as a result of their making purchase transactions on the StartEngine platform.

Q: How much did I pay for the Membership Units included in the Rescission Offer?

A: The Company offered its Membership Units for a purchase price of $0.43 per unit. Some investors were eligible to receive Bonus Units depending on when they purchased their Membership Units during the Friends and Family period, the Super Early Bird period, or the Early Bird offering period. Certain investors may also have had the option to receive Bonus Units through the StartEngine OWNer's Bonus program. Investors were only allowed to participate in one of the programs offering Bonus Units. Because the Bonus Units were provided to purchasers based on the timing of their purchase, and not for consideration, the Company will only repurchase the Membership Units that investors purchased. As part of this Rescission Offer, investors who rescind their purchase of Membership Units will also forfeit their Bonus Units. Accordingly, investors who rescind their purchase of the Company's Membership Units will receive the amount they paid upon investment plus interest at the current statutory rate.

Q: Is the amount I receive for my Membership Units in the Rescission Offer taxable?

A: We are not qualified to give tax advice. Each person's tax situation is different. We recommend you consult your tax advisor prior to accepting our offer.

Q: What will I receive if I accept the Rescission Offer?

A: We will place funds in your StartEngine Investment Account equal to $0.43 per Membership Unit that you purchased, not including Bonus Units, plus interest at the current statutory rate per year, from the date your Membership Unit purchase was issued through the date this Rescission Offer expires. After you provide us with your mailing address, full name, and social security number we will provide you with the amount of interest that will be included in the amount deposited in your StartEngine Investment Account. You may transfer any funds deposited into your StartEngine Investment Account as a result of accepting this Rescission Offer to your own bank account. Please see the next question for a specific example.

Q: Can you give me an example of what I will receive if I accept the Rescission Offer?

A: If you purchased 233 Membership Units on August 19, 2020, we will deposit funds into your StartEngine Investment Account for $100.19 plus interest at the current statutory rate in the state in which you reside. If you participate in the StartEngine OWNer's program and purchased 233 Membership Units on August 19, 2020, we will deposit funds into your StartEngine Investment Account for $100.19, plus interest at the current statutory rate in the state in which you reside. You will not receive funds for the Bonus Units you received in connection with your investment because no consideration was paid. Once funds have been deposited into your StartEngine Investment Account after accepting this Rescission Offer, you may transfer those particular funds to your own bank account or choose to invest those funds in the offerings on the StartEngine platform. See also "Rescission Offer and Rights of the Securities of the Company – Table of Interest Rates."

Q: Why can't you tell me how much interest I would earn if I accept the Rescission Offer?

A: The statutory interest rate is determined by your state of residence. You are not required to provide your address until you fully accept our terms and conditions. Statutory interest rates for each state are set forth in "Rescission Offer and Rights of the Securities of the Company – Table of Interest Rates."

Q: If I accept the Rescission Offer, what happens to my Perks?

A: The Company's CF Offering included investment incentives in the form of membership in the Company's Club based on the amount invested. All investors received 10% shopping credits at ONEROQClub.com based on the amount invested. Investors also received membership in the Company's Club based on the amount invested. For example, investors who purchased between $100-$449 of Membership Units received Silver Membership. For more information regarding Club memberships see the next question below. If you accept the Rescission Offer you will also forfeit each of those Perks, including any unused shopping credits.

Q: Did I receive a Perk when I purchased my Membership Units?

A: The Company offered Perks to investors based on the amount of their investment. All investors received shopping credits at ONEROQClub.com equivalent to 10% of the amount of their investment. For example, an investor who purchased $1,000 in Membership Units also received $100 in shopping credits for use on ONEROQClub.com. Additionally, investors received memberships in the Company's Club based on the amount of their investment:

Silver Membership privileges for investing between $100 — $449;
Gold Membership privileges for investing between $450 — $2,449; and
Black Membership privileges for investing $2,500 or more.

If you accept this Rescission Offer, you will also forfeit your Perks, including any unused shopping credits. You will also be removed from the Company's Club memberships and will lose related privileges.

Q: What information do I have to provide to accept this offer?

A: You will provide us with a verifiable name, address, and social security number, as is required to allow us to perform KYC (know your customer) and AML (anti-money laundering) checks. Additionally, you must execute the election agreement.

Q: When is it reasonable to consider this offer?

A: We think it is reasonable for every affected investor who purchased ONE ROQ Spirits Membership Units to consider this offer. We cannot give advice as to whether or not you should buy or sell the Company's Membership Units, so we cannot give you an opinion as to whether or not someone in your particular situation should accept this offer. We do not know if the price of the Membership Units covered by this offer will go up or down. We do not know your particular tax situation. We can help you with the math. In a separate but concurrent offering, the Company is actively selling its Membership Units at $0.43 per Membership Unit, and actively awarding Bonus Units and Perks to investors based upon amount of investment.

There is no formal marketplace for the resale of the Company's Membership Units and the Company currently has no plans to list any of its Membership Units on any over-the-counter (OTC), or similar exchange. These securities are illiquid and there will not be an official current price for them as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their Membership Units as collateral. Since the Company has not established a trading forum for the Membership Units, there will be no easy way to know what the Membership Units are "worth" at any time or even to sell it.

We are offering to reverse (rescind) the entire transaction. For example, if you purchased 233 Membership Units during our CF Offering on the StartEngine platform during the Super Early Bird period, you also received an additional 23 bonus shares. If you accept our offer you would be paid the amount of your investment, $100.19 plus interest, and those Membership Units, plus the 23 Bonus Units, would be removed from your account. You would also lose your Perks, including privileges related to Club membership and any unused shopping credits on ONEROQClub.com.

The following list of questions to consider is not complete and should not be used as guidance as to whether you should buy or sell.

- You should consider whether or not the price of the Membership Units you are selling will go up or down after you sell them.

- You should consider the effect that the Company buying back its Membership Units has on the price of remaining Membership Units outstanding (reverse dilution).

- You should consider that the cost to issue, transfer, and sell Membership Units is typically unconnected with the number of Membership Units. That is, it'll probably cost the same to issue, transfer, and sell 100 Membership Units as it will to issue, transfer, and sell 10,000 Membership Units.

- You should consider the time and effort it will take you to provide the information required to accept the offer, and whether the size of the check justifies that.

- You should consider that buying the Membership Units back harms the Company by reducing the money it has available to fund operations and market itself.

- You should consider the effect that harming the Company has on your remaining ownership interest, if any.

- You should consider whether you want to keep the Perks that you received, and whether the value of those Perks, financial or otherwise, impacts your decision to accept the Rescission Offer.

Q: If I do not accept the Rescission Offer, can I sell my Membership Units?

Q: If I do not accept the Rescission Offer, can I sell my Membership Units?

A: If you do not accept the Rescission Offer, your Membership Units will remain subject to certain restrictions on your ability to resell those Membership Units. The Membership Units you purchased in the CF Offering are subject to a one year holding period that expires on the anniversary of your date of purchase, meaning the date on which both your subscription agreement was completed, and your funds cleared. Even after this one-year period, these securities will likely remain illiquid and there will not be an official current price for them as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their Membership Units as collateral. Since the Company has not established a trading forum for the Membership Units, there will be no easy way to know what the Membership Units are "worth" at any time.

Q: How long do I have to accept the Rescission Offer?

A: You have until April 22, 2021, to accept. If you do nothing, you will be deemed to have rejected the Rescission Offer.

Q: How do I accept the Rescission Offer?

A: On April 23, 2021, we sent an email to all investors who are eligible for the Rescission Offer, and for whom we have a working email address. The process is substantially identical to the method by which you purchased your shares. You will go to the rescission offering page https://www.startengine.com/blog-one-roq-rescission. After you have read the rescission offering document and decide to rescind your purchase of Membership Units, you will select enter in your information to request a rescission. When you click the "Rescind" button, we will inform you promptly exactly how many Membership Units are subject to this offer. You will then complete the Rescission Offer Election Form, by providing your full name, social security number, mailing address, telephone number, identification number. You will also be informed as to the amount of statutory interest you would receive if you accept the offer.

Q: The Rescission Offer is to reverse the entire award transaction – what does that mean?

A: When you made a purchase of Membership Units you may have been eligible to receive Bonus Units and may also have been eligible for Perks. See above, "Did I receive Perks when I purchased my Membership Units?" When you instruct us to reverse (rescind) the Membership Unit purchase transaction, you will forfeit your Bonus Units and we will also reverse the Perks.

Q: Can I accept the Rescission Offer in part?

A: No. If you accept the Rescission Offer, then you must accept the Rescission Offer with respect to all of the Membership Units, including Bonus Units, and Perks you received between August 19, 2020, and [DATE], 2021, inclusive.

Q: What happens if I do not elect to accept the Rescission Offer?

A: You will be deemed to have rejected the offer. You will continue to own the Membership Units, including any Bonus Units, and retain any Perks for which you qualified.

Q: What if I already sold my Membership Units that I purchased in the CF Offering?

A: An investor who has already sold their Membership Units may still be eligible to rescind their original purchase of Membership Units in the CF Offering. In that case, an investor may be eligible to receive the difference between the price paid for the Membership Units purchased, excluding Bonus Units, and the price at which the investor sold the Membership Units to a third party plus statutory interest. The investor will still be required to forfeit Bonus Units and Perks without further consideration. To be eligible to participate in the Rescission Offer, an investor who previously sold his or her Membership Units will need to provide to StartEngine Capital LLC (StartEngine Capital") reasonably satisfactory proof evidencing the sale. Satisfactory proof of sale may take the form of appropriate documentation reflecting the sale, the date of sale and the sale price. If the proof of a bona fide sale is not reasonably satisfactory to StartEngine Capital, then StartEngine Capital may require additional proof. In addition, StartEngine Capital may require evidence that any sale of ONE ROQ Spirits LLC Membership Units purchased in the CF Offering was a bona fide transfer of such units.

Q: What remedies or rights do I have now that I will not have after the Rescission Offer?

A: It is unclear whether or not you will have a right of rescission under federal securities laws after the Rescission Offer. If the Membership Units issued in the CF Offering were issued in connection with a Form C that contained an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading in violation of Section 4A(b)(1) of the Securities Act, the remedy under Section 4A(c) of the Securities Act is rescission plus interest. Federal courts have ruled that a person who rejects or fails to accept a rescission offer is precluded from later seeking similar relief. Generally, the federal statute of limitations for noncompliance with the disclosure requirements under the Securities Act is one year from the date of the violation upon which the action to enforce liability is based.

We believe that your acceptance of the Rescission Offer will preclude you from later seeking similar relief. Regardless of whether you accept the Rescission Offer, we believe that any remedies you may have after the Rescission Offer expires would not be greater than an amount you would receive in the Rescission Offer.

Q: Can I change my mind after I have submitted my signed election form?

A: Yes. You can change your decision about accepting our Rescission Offer at any time before the expiration date. If you change your mind, please email us at contact@startengine.com

Q: Who can help answer my questions?

A: You can email StartEngine support at contact@startengine.com with questions about the Rescission Offer.

Q: Where can I get more information about ONE ROQ Spirits LLC?

A: You can obtain more information about ONE ROQ Spirits LLC from the filings we make from time to time with the Commission. These filings are available on the Commission's website at www.sec.gov

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STARTENGINE IS "TESTING THE WATERS" UNDER REGULATION A UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION A.

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT CAN BE ACCESSED HERE.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1 Transcript: ONE ROQ Promo

[Music]

Text: This screenshot is for demonstration purposes only. For current company stock prices refer to Offering page.

Woman: where to tonight?

Man: A new place. We'll enjoy it.

[Music]

Bouncer: Can I help you two?

[Music] [Shows the One Roq App]

Bouncer: right this way

Waiter: something to drink tonight ?

Man & Woman: I'll have a one Roq soda with lime, one Roq martini extra dirty.

Waiter: I do apologize we don't carry one Roq here.

Man: yeah that's fine I trust you will soon enough

[Scan of One Roq App]

Woman: Ben, please tell me you didn't forget to get my brother a graduation present.

Man: Of course.

Woman: Ben

Man: dear Bobby congratulations on the accomplishments all the best, Cheers. Ben.

Man & Woman: I like that, one for us, yes.

Man: There you go

Man & Woman: cheers to Bobby.

[Music]

[Text: Own Your Spirit. www.oneroqclub.com]

Video 2 Transcript: Founder Interview

Founder: If you don't own the companies that make the products that you use in everyday life you're not taking advantage of your power in fact the companies that you don't own are taking advantage of you.

Founder: my name is Garrett green I'm the founder and director of one roq spirits the makers of one Roq vodka and the one roq vodka Club. I've been in the consumer goods venture space for 14 years. I got an early start I was 20 years old in college and took a fascination to the initially the beverage space we ended up developing and launching somewhere around six or seven products over five or six years. Over time honed in on a series of skills and processes that are unique in order to be effective and proficient in the space.

[Images of One Roq Events]

Founder: The problem with the alcohol industry is that the market is propped up by what we refer to as lifestyle advertising, which is a method of placing a brand inside the image of an attractive lifestyle, sending the message to the consumer that if you buy or associate yourself with that brand you somehow acquire that lifestyle. What we said was how can we create that actual benefit, how can can we create the real thing, an authentic value proposition because the idea of it surely is attractive wouldn't it be something if we could actually align ourselves with a brand and then attain some measure of that status or potential success so that became the basis for how we decided to redevelop our story and redevelop our platform again all driven by authenticity not pretend.

[Images of One Roq Events]

[Music]

Founder: making one Roq more than just an internationally award-winning spirit one of the first and most prominent luxury American offerings in the category, we are transforming it into a club this is not your typical club this is something much different. When you join this club you become an owner in the company you access a series of privileges unique to that ownership. For example, an annual future dividend, a vote in company decision making, referral rewards, 24/7 ordering and gifting concierge, monthly curated content from a team of writers that we have. You get access to highly unique social events that we sponsor across the country. We work with the Tribeca Film Festival, the Hamptons, art basel, the x-games, following that Sundance Film Festival. These are some of the largest and most reputable events in the country and we're already getting involved.

Text on Screen: Investments in startups involve a high degree of risk. There is no guarantee of future dividends. Please refer to our Offering Memorandum for more information.

[Music]

[Images of events]

Founder: And last but not least pools that allow you to impart control over where your brand is placed in the marketplace we call this the carry request which is an app tool very first of its kind in the industry which allows our members to request up to six of their preferred retailers in their local markets. This is completely reinventing the way that brands are brought to market, introduced to retailers, and validation is given or demonstrated to that retailer who has to make the decision whether your brand is worthy or not. This is a completely new experience that one roq is innovating in distilled spirits industry we are the first company in this industry to bring this experience to consumers and that is opportunity. Joining the club is as simple as going to oneroqclub.com to make your first investment.

[Music]

Video 3 Transcript: Tribeca film text

The following is private footage from premier sponsorships at the 2019 Tribeca Film Festival.

We sponsor and curate events like these to provide our ONE ROQ Club Members access to new and unique social experiences in their local and regional markets, as well as introduce new Members to the Club.

Many of our NYC and NJ-based Members relaxed as they mingled with actors, models and producers, all while sipping on cocktails made with their vodka.

Video 4 Transcript: Founder Interview at Fall Luxury Review

ONE ROQ is the first super-premium American Vodka ever to be introduced in the spirits industry. We produce our product with one of the rarest forms of pure spirit distillation in the country, which is Glass Column Distillation. We have three expressions, a Mixing Black Label, a Silver Sipping Label, and a Red Dessert Label. We wanted a brand that conveyed national identity, because we're trying to become America's Premium Vodka. So we actually started with ONE ROCK. R-O-C-K. Always thought that was too generic. Let's change the C-K to a Q for a little flair in differentiation.

I was a sophomore in college pursuing a political science degree, and I developed an extreme appreciation for America, our identity, our position in the world. And simultaneously, I also became enamored with the beverage space, and no, not because I was drinking a lot. And I found that it was startling that the greatest country in the world did not have any skin in the game when it came to the largest, oldest, and most prestigious category in alcohol beverage. If you look at all other brands of premium vodkas, we can sit back and collectively agree that America is without its own national brands, like Ricard is to France, or Smirnoff is to Russia, or Absolut is to Sweden.

Where is America's super premium brand? It's absent. Now, it's here. We are available in 24 states. However, if you're a resident of New York, Florida, California, Texas, or Nevada, you can secure our product online at oneroq.com and have it home-delivered to you. So we're headquartered in Buffalo, New York. That's my hometown. We operate the business from there, but we actually produce in Indianapolis and Denver, Colorado. The reason for that is because we draw on a natural aquifer in the Rocky Mountains. The water is actually so important to our recipe that we ship it to Indianapolis.

So we're about a year and a half old effectively. We've had some extremely impressive milestones, including authorizations in the largest liquor store chain in the country, accolades in Robb Report magazine, partnerships with the largest online retailer of spirits. And recently the National Enquirer spotted Catherine Zeta-Jones purchasing vials of ONE ROQ and Grey Goose outside of their home in Bedford, New York. And I might add, that was completely unpaid. It just happened organically. Yeah. Super premium luxury vodka. However, it's not out of reach to Americans. We're an American product. So we are not priced out of reach. In fact, quite the opposite. Will be priced at $1 less than Grey Goose on the market. They can go to oneroq O-N-E R-O-Q .com to learn more information and to also purchase and sample the product, and have it home delivered.'

Video 5 Transcript: Hamptons

This summer, ONE ROQ Vodka Club cordially invited its Members to a luxury escape in the Hamptons. Members arrived from New York, New Jersey, and Rhode Island to enjoy an afternoon on a multi-million dollar estate featuring a Ferrari concours, leading luxury brand exhibits,
complimentary brunch, and cocktails by their's truly.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FOURTH AMENDED AND RESTATED
OPERATING AGREEMENT
OF
ONE ROQ SPIRITS LLC

This Fourth Amended and Restated Operating Agreement, dated as of May 1st, 2020, is entered into by the undersigned.

WHEREAS, a limited liability company known as ONE ROQ SPIRITS LLC (the "Company") has been formed pursuant to the Act; and

WHEREAS, a Third Amended and Restated Operating Agreement of the Company, dated as of August 20, 2018 was previously executed and delivered and serves as the operating agreement for the Company (the "Prior Operating Agreement");

WHEREAS, the undersigned desire to establish their respective rights and obligations pursuant to the Act and further amend and restate the Prior Operating Agreement as contemplated herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees as follows:

ARTICLE I

DEFINITIONS

1.1   Definitions. In this Agreement, the following terms shall have the meanings set forth below:

"*Act*" means the New York Limited Liability Company Law, as amended and in effect from time to time.

"*Adoption Agreement*" shall have the meaning ascribed to it in Section 3.2(b).

"*Affiliate*" means any Person controlled by or under common control with a Person and any immediate family member of a Person.

"*Agreement*" means this Third Amended and Restated Operating Agreement of ONE ROQ SPIRITS LLC together with all the Schedules and Exhibits hereto.

"*Articles of Organization*" means the Articles of Organization of the Company filed or to be filed with the New York Department of State, as they may from time to time be amended.

"Authorization Date" shall have the meaning ascribed to it in Section 7.2(a).

"Available Unit Purchase Notice" shall have the meaning ascribed to it in Section 7.2(b).

"Available Units" shall have the meaning ascribed to it in Section 7.2(a).

"Board of Managers" means the Managers and such additional or successor Managers as are elected in accordance with this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Company" has the meaning ascribed to it in the recitals.

"Distribution" means any cash and other property distributed to a Member by the Company from the operations of the Company or from capital.

"Drag Along" shall have the meaning ascribed to it in Section 7.3.

"Drag Along Notice" shall have the meaning ascribed to it in Section 7.3.

"Fiscal Year" means the fiscal year of the Company, which shall be the year ending December 31.

"Interested Member" shall have the meaning ascribed to it in Section 4.11.

"IRS" means the Internal Revenue Service of the U.S. Department of the Treasury.

"Liquidating Event" shall have the meaning ascribed to it in Section 8.2(a).

"Liquidator" shall have the meaning ascribed to it in Section 8.2(a).

"Managers" means J. Garrett Green and such additional or successor Managers as are elected in accordance with this Agreement.

"Member" shall mean each Person who or which executes a counterpart of this Agreement as a Member and each Person who or which may hereafter become a party to this Agreement, but shall not include any Person who ceases to be a Member, for any reason, in accordance with the terms of this Agreement. For all purposes, each Member, as defined herein, shall be deemed to be a "member" as such term is defined in the Act.

"Membership Interest" means an ownership interest in the Company held by each Member. A Membership Interest includes any and all benefits to which the holder of such a Membership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Membership Interest may be expressed as a number of Membership Units. The ownership of Membership Units shall be evidenced by such form of certificate for units as the Board of Managers adopts from time to time. If no such form of certificate is adopted by the Board of Managers, the Membership Units shall be deemed to be uncertificated securities as defined in Section 8-102 of the New York Uniform Commercial Code.

"Membership Units" means the units evidencing a right to receive distributions of the Company issued to such Member in the numbers set forth opposite such Member's name on Schedule A annexed hereto, as may be amended from time to time.

"Offer Notice" shall have the meaning ascribed to it in Section 7.2(a).

"Percentage Interest" means, as to a Member, his, her or its interest in the Company as determined by dividing the Membership Units owned by such Member by the total number of Membership Units then issued and outstanding and as specified in Schedule A attached hereto, as such Schedule may be amended from time to time.

"Permitted Transferee" means (a) the descendants of a Member, (b) a trust for the benefit of a Member's descendants or other Members, (c) another Member or Members, (d) the personal representative of the estate of any Person described in clause (a) or (c), or (e) the Company.

"Person" means any natural person or any corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

"Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Substituted Member" shall have the meaning ascribed to it Section 7.6(b).

"Terminating Capital Transaction" means any sale or other disposition of all or substantially all of the assets of the Company or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Company.

"Transfer" shall have the meaning ascribed to it in Section 7.1.

"Transferring Holder" shall have the meaning ascribed to it in Section 7.2(a).

"Triggering Holder" shall have the meaning ascribed to it in Section 7.3.

ARTICLE II

ORGANIZATION

2.1   Formation. The parties have caused the formation of the Company pursuant to the Act by filing Articles of Organization with the New York Department of State.

2.2   Operating Agreement. This Agreement amends, restates and replaces the Prior LLC Agreement in all respects and upon the execution and delivery of hereof, this Agreement, including all of the Schedules and Exhibits hereto, shall constitute the "Operating Agreement" of the Company as such term is used in the Act. By execution and delivery of this Agreement, the amendment and restatement of this Agreement has been approved by J. Garrett Green in his capacity as a Member holding not less than a majority of the issued and outstanding Membership Units.

2.3   Election to be Taxed as a Corporation. The Company has filed Form 8832 with the IRS and has elected to be taxed as an association taxable as a corporation in accordance with Section 301.7701-3 of the Regulations.

ARTICLE III

MEMBERS

3.1   Membership Units; Names and Addresses.

(a)   The Company is hereby authorized to issue Membership Units designated as "Membership Units" and shall be authorized to issue up to 60,000,000 Membership Units. Membership Units shall be entitled to the allocations and distributions set forth in this Agreement and Members shall be entitled to one (1) vote for each Membership Unit held by such Member.

(b)   The names, addresses, and number of Membership Units held by each of the Members are as set forth in Schedule A to this Agreement.

3.2   Additional Members; Acknowledgments of Additional Members Regarding Operation of the Company.

(a)   A Person may be admitted as a Member after the date of this Agreement upon a vote of the Members in accordance with Section 3.7 hereof. At the time of such vote, and the number of Membership Units to be allocated to such Person upon admission as a Member.

(b)   Notwithstanding the foregoing, no Person shall become a Member until such time as that Person has executed and filed with the Company an adoption agreement (which has been countersigned by a duly authorized representative of the Company) whereby such Person has agreed to be bound by the terms and conditions of this Operating Agreement (the "Adoption Agreement," in the form as substantially set forth on Exhibit B attached hereto) and (ii) provided the purchase price for the Membership Units to the Company in accordance with the terms of the subscription agreement executed by the Member.

(c)   Upon the admission of an additional Member in accordance with this Section 3.2, the Board of Managers shall amend Schedule A to reflect the admission of such additional Member.

(d)   Each of the Persons that become additional Members of the Company acknowledge and agree that:

(i)   J. Garrett Green ("Green") owns more than a majority of the Membership Units and serves as the sole Manager of the Company and controls the operation of the Company and may amend this Agreement without the consent of any other Member;

(ii)   in connection with the operation of the Company, Green may enter into one or more interested transactions (i.e., transactions between the Company and Green and/or transactions between the Company and an entity in which Green holds an equity interest) (each, an "Interested Transaction") and Green shall be entitled to unilaterally approve all such Interested Transactions on behalf of the Company without the vote of any other Member of the Company;

(iii)   it is currently contemplated that the Company shall convert into a corporation under applicable state laws in the future and may be approved unilaterally by Green in his capacity as Member holding more than a majority of the issued and outstanding Membership Units;

(iv)   each Member has reviewed the terms of the disclosure documents provided in connection with the offering of Membership Units and understands the risks associated with the purchase of the Membership Units;

(v)   it is currently contemplated that the Company may engage in one or more future equity financings which will result in dilution relative to the existing Members of the Company; and

(vi)   Green shall not have any liability arising from exercising his discretion in his capacity as sole Manager of the Company and Member of the Company holding more than a majority of the issued and outstanding Membership Units of the Company.

3.3   Books and Records. The Company shall keep books and records of accounts and minutes of all meetings of the Members. Such books and records shall be maintained on a cash basis in accordance with this Agreement and with generally accepted accounting principles.

3.4   Information. Each Member may inspect during ordinary business hours, and at the principal place of business of the Company, the Articles of Organization, this Agreement, the minutes of any meeting of the Members and any tax returns of the Company for the immediately preceding three Fiscal Years.

3.5   Meetings of Members. The Members shall meet at such times as meetings are called in accordance with the Operating Procedures set forth on Exhibit A. Meetings of Members and governance of the Company shall be in accordance with such Operating Procedures.

3.6   Voting Agreements. An agreement between two or more Members, if in writing and signed by the parties thereto, may provide that in exercising any voting rights, the Membership Units held by them shall be voted as therein provided, or as they may agree, or as determined in accordance with a procedure agreed upon by them.

3.7   Action by Vote of the Members. Except as otherwise provided in the Act, the Articles of Organization or this Agreement, whenever the Members are required or permitted to vote or otherwise act, the affirmative vote of Members holding not less than a majority of the Membership Units shall be the act of the Members.

3.8   Independent Business Opportunities. Each Member may engage independently or with others, for their own accounts and for the accounts of others, in other business ventures and activities of every nature and description (each, an "Independent Business Opportunity"). Neither the Company nor any other Member shall have the right to participate in any manner in any such Independent Business Opportunity of a Member or in any profits or income earned or derived therefrom.

ARTICLE IV

MANAGEMENT AND EXTRAORDINARY TRANSACTIONS

4.1   Management. The Company's business shall be managed by the Board of Managers, who shall be elected by the Members in accordance with Section 3.7 hereof. Except as otherwise provided in this Agreement, all management decisions shall be determined by the Board of Managers in accordance with the Operating Procedures attached hereto as Exhibit A.

4.2   Duty of Manager. Each Manager shall perform his or her duties as a Manager in good faith and with that degree of care which an ordinary prudent person in like position would use under similar circumstances. In performing his or her duties, a Manager shall be entitled to rely on information, opinions, reports and statements, including, without limitation, financial statements and other financial data, in each case prepared by any Person as to matters the Manager reasonably believes are within such Person's professional or expert competence.

4.3   Number, Tenure and Qualifications of Manager. The Company shall have one (1) Manager which shall be J. Garrett Green. The number of Managers of the Company may be amended from time to time by vote of Members in accordance with Section 3.7 hereof. The Managers shall hold office until the next annual meeting of Members or until a successor shall have been elected and qualified.

4.4   Powers of Managers. Except as otherwise set forth in this Agreement, including without limitation Section 4.11, the Board of Managers shall have the power and authority, on behalf of the Company, to (a) purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of to, any Person any property; (b) open bank accounts and otherwise invest the funds of the Company; (c) purchase insurance on the business and assets of the Company; (d) commence lawsuits and other proceedings; (e) enter into any agreement, instrument or other writing; (f) retain accountants, attorneys or other agents and (g) take any other lawful action that the Board of Managers consider necessary, convenient or advisable in connection with any business of the Company.

4.5   No Exclusive Duty to Company. The Managers shall not be required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share or participate in such other business interests or activities or to the income or proceeds derived therefrom. The Managers shall incur no liability to the Company or any Member as a result of engaging in any other business interests or activities. To the fullest extent permitted by law, each of the Members waives any and all fiduciary and other duties imposed on the Manager and each other Member under any applicable law, rule or regulation and acknowledge and agree that in managing the Company, the Manager is entitled to make any and all decisions solely in its best interest without regard to or consideration of the interests of the Members.

4.6   Resignation. A Manager may resign as Manager at any time on notice to the Company. The resignation of a Manager shall take effect upon receipt of such notice or at any later time specified in such notice. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

4.7   Removal. A Manager may be removed or replaced with or without cause by the vote of the Members, entitled to vote thereon, in accordance with Section 3.7 hereof. The removal of a Manager who is also a Member as a Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member.

4.8   Vacancies. Any vacancy occurring for any reason on the Board of Managers may be filled by the affirmative vote of the Members pursuant to Section 3.7. A Manager elected to fill a vacancy on the Board of Managers shall be elected for the unexpired term of the Manager's predecessor in office and shall hold office until the expiration of such term and until the Manager's successor has been elected and qualified. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next annual meeting of Members and until a successor has been elected and qualified.

4.9   Salaries. The salaries and other compensation of the Managers shall be fixed from time to time by the vote of the Members in accordance with Section 3.7 hereof. No Manager shall be prevented from receiving such a salary or other compensation because such Manager is also a Member.

4.10   Officers.

(a)   The Board of Managers may designate one or more individuals, who may or may not be Members or Managers, as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Board of Managers. Any officer may be removed by action of the Board of Managers at any time, with or without cause. Each officer shall hold office until his or her successor is elected and qualified. Any number of offices may be held by the same individual. The salaries and other compensation of the officers shall be fixed by the Board of Managers.

(b)   In the case of the absence or illness of any officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Managers may delegate and assign, for the time being, the powers and duties of any officer to any other officer or to any Manager.

4.11   Extraordinary Transactions. Notwithstanding anything else in this Agreement, approval of the Members in accordance with Section 3.7 hereof, shall be necessary for the consummation of any of the following events:

(a)   the transfer by a Member of any Membership Units;

(b)   the dissolution of the Company as provided in Section 8.1(a);

(c)   the dissolution of the Company within ninety (90) days following the bankruptcy, death, dissolution, incapacity or withdrawal of any Member or the occurrence of any other event that terminates the continued membership of any Member, as provided in Section 8.1(b);

(d)   any Terminating Capital Transaction;

(e)   the merger, consolidation or combination of the Company with any other Person;

(f)   the incurrence of indebtedness by the Company;

(g)   the sale, exchange, lease, pledge, or granting of a security interest in any of the assets of the Company other than in the ordinary course of its business;

(h)   the admission of an additional Member;

(i)   any change in the number of the Managers of the Company;

(j)   any change in the compensation of any Manager or of any Member (or their Affiliates); or

(k)   the purchase of Membership Units by the Company pursuant to Section 7.2.

4.12   Amendments. This Agreement and the Articles of Organization may be amended from time to time in writing in accordance with the following:

(a)   upon a vote of the Members in accordance with Section 3.7,

(b)   if the amendment is an amendment of Schedule A or Schedule B hereto, whenever required by a provision of this Agreement; or

(c)   if the amendment is an amendment of the Articles of Organization of a type set forth in Section 213(b) of the Act, by the Board of Managers.

ARTICLE V

DISTRIBUTIONS

5.1   Ownership of Membership Units. Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A and shall have a Percentage Interest in the Company as set forth in Schedule A. Schedule A and/or Schedule B shall be amended from time to time by the Board of Managers to the extent necessary to accurately reflect redemptions, , the issuance of additional Membership Units, the admission of additional Members, or similar events having an effect on any item set forth therein. .

5.2   Loans by Members. A Member may, but is not obligated to, loan or cause to be loaned to the Company such additional sums as the Members deem appropriate and necessary for the conduct of the Company's business; provided, however, that such loan, and the terms and conditions thereof, is approved by the vote of the Members in accordance with Section 3.7 hereof.

5.3   Distributions. Except as otherwise provided in Article VIII, Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests.

5.4   Distributions Upon Liquidation. Proceeds from a Terminating Capital Transaction and any other cash received or reductions in reserves made after commencement of the liquidation of the Company shall be distributed to the Members in accordance with Article VIII.

ARTICLE VI

TAXES

6.1   Preparation of Tax Returns. The Managers shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items required of the Company for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Members for federal and state income tax reporting purposes.

6.2   Withholding. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Company that such payment must be made.

ARTICLE VII

TRANSFERS OF MEMBERSHIP UNITS

7.1   Transfers in General. The sale, transfer, assignment, pledge or other disposition of any interest in any Membership Unit (whether with or without consideration and whether voluntarily or involuntarily or by operation of law), directly or indirectly, to another Person is referred to herein as a "Transfer" and to take such action is referred to herein as to "Transfer." No Member shall Transfer any Membership Units (or any interest in any Membership Units), unless such Transfer is made (a) to a Permitted Transferee or (b) in compliance with the provisions of Section 7.1 and Section 7.2. In no event, shall any Transfer of Membership Units (other than to a Permitted Transferee or in a sale of the entire Company) pursuant to this Article VII be made by any Member for any consideration other than cash payable upon consummation of such Transfer or in installments over time.

7.2   Right of First Refusal.

(a)   Notice of Proposed Transfer. Subject to the terms and conditions set forth in this Article VII, at least forty-five (45) days prior to the proposed Transfer of any Membership Units held by any Member, the transferring Member (the "Transferring Holder") shall deliver a written notice (the "Offer Notice") to the Company and each of the Members. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee(s), the number of Membership Units contemplated to be transferred (the "Available Units"), the cash price for the Membership Units and the other terms and conditions of the proposed Transfer. The Transferring Holder shall not consummate such proposed Transfer until at least forty-five (45) days after the delivery of the Offer Notice, unless the parties to the Transfer have been finally determined pursuant to this Section 7.2 prior to the expiration of such 45-day period (the date of the first to occur of (x) the expiration of such 45-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the "Authorization Date").

(b)   Exercise of Right of First Refusal. The Company shall have ten (10) days from receipt of the Offer Notice to accept the Available Units offered in the Offer Notice in full or in part. To the extent that the Company has not agreed to purchase all of the Available Units, the Company shall notify each Member that such Member is entitled to purchase a portion of the remaining Available Units by delivering written notice (the "Available Unit Purchase Notice") to the Members and the Transferring Holder within fifteen (15) days following delivery of the Offer Notice setting forth the maximum number of the remaining Available Units which such Members may purchase. The Members shall have thirty (30) days after delivery of the Available Unit Purchase Notice to elect, in writing, to purchase remaining Available Units. Remaining Available Units shall first be allocated to each such Member in an amount equal to the lesser of (A) the maximum amount specified by each such Member in such Members Available Unit Purchase Notice response and (B) such Member's pro rata share of all Membership Units held by all such Members. If all of the remaining Available Units offered to such Members are not fully subscribed by such Members, the un-subscribed Available Units shall be allocated to the Members purchasing their pro rata share and indicating in their response to the Available Unit Purchase Notice a desire to acquire any Available Units that are available because of under-subscription and if such Members collectively indicate an interest in acquiring additional Available Units in an amount in excess of the aggregate amount of Available Units remaining, such remaining Available Units will be allocated among such Members pro rata in accordance with their respective holdings of Membership Units.

(c)   Closing of Transfer to Company and/or Members. If the Company and the Members have elected to purchase all of the remaining Available Units hereunder, the Transfer of such Available Units to the Company and the accepting Members shall be consummated as soon as practical after the delivery of the election notice(s) to the Transferring Holder, but in any event within fifteen (15) days after the Authorization Date.

(d)   Transferring Holder's Right to Transfer. If the Company and the Members do not elect, in the aggregate, to purchase all of the Available Units offered in the

Offered Notice from the Transferring Holder, the Transferring Holder shall have the right, within the ninety (90) days following the Authorization Date, to Transfer all of such Available Units to the transferee(s) specified in the Offer Notice in the amounts specified in the Offer Notice at a price not less than the price per unit specified in the Offer Notice and on other terms no more favorable to the transferee(s) thereof than specified in the Offer Notice.

(e)   Re-offer. Any Available Units not so Transferred within such 90-day period shall be reoffered to the Company and the Members pursuant to this Section 7.2 prior to any subsequent Transfer.

(f)   Non-applicability. The provisions of this Section 7.2 shall not apply to a Transfer made to a Permitted Transferee or a Transfer where the consideration is not entirely cash.

7.3   Drag-Along Rights. Notwithstanding anything to the contrary herein, the holders of more than 50% of the Company's Membership Units (the "Triggering Holder") may sell all of their Membership Units to an unaffiliated third party as part of a sale of all equity of the Company to the third party. If the Triggering Holder proposes to sell all of his, her or its Membership Units to an unaffiliated third party pursuant to a bona fide sale in a single transaction or series of related transactions, the Triggering Holder shall have the right to include the other Members' Membership Units in the sale (the "Drag-Along") by providing the other Members with written notice containing the terms of the Drag-Along (the "Drag-Along Notice"). Upon receipt of the Drag-Along Notice, the other Members shall take all necessary and desirable actions in connection with the consummation of the Drag-Along in order to effectively vest good title, right and interest, free and clear of all liens, claims, encumbrances and restrictions of any kind, in such third party on the same terms and conditions and for the same consideration per Membership Unit as is applicable to the Triggering Holder within not more than thirty (30) days following the Drag-Along Notice. Each other Member will bear his pro rata share of the costs and expenses incurred in connection with such sale to the extent such costs and expenses are not paid by the third party.

7.4   Effect of Assignment.

(a)   Termination of Rights. Any Member who shall assign any Membership Units or other interest in the Company shall cease to be a Member with respect to such Membership Units or other interest and shall no longer have any rights or privileges of a Member with respect to such Membership Units or other interest. A Transfer shall not otherwise eliminate the Member's entitlement to any rights associated with the Member's remaining interest and shall not cause the Member to be released from any liability to the Company or any other Person solely as a result of the Transfer.

(b)   Deemed Agreement. Any Person who acquires in any manner whatsoever any Membership Units or other interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof and any agreement pursuant to which the

Membership Units were acquired, as applicable, to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Membership Units or other interest in the Company of such Person was subject to or by which such predecessor was bound.

(c)   *Assignee's Rights*. A Transfer of Membership Units permitted hereunder shall be effective as of the date of assignment and compliance with the conditions to such Transfer and such Transfer shall be shown on the books and records of the Company. Unless and until an assignee becomes a Substituted Member pursuant to Section 7.6, the Assignee shall not be entitled to any of the rights or privileges granted to a Member hereunder or under applicable law, other than the rights and privileges specifically granted to Assignees pursuant to this Agreement.

7.5   Additional Restrictions on Transfer.

(a)   Restrictions. Membership Units are transferable only pursuant to (i) public offerings registered under the Securities Act, (ii) Rule 144 or Rule 144A of the Securities and Exchange Commission (or any similar rules then in force) if such rule is available, (iii) an exemption under applicable securities law, and (iv) other legally available means of transfer permitted by this Agreement.

(b)   Execution of Counterpart. Each transferee of Membership Units or other interests in the Company shall, as a condition prior to such Transfer, execute and deliver to the Company an Adoption Agreement in the form of Exhibit B pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

(c)   Notice. In connection with the Transfer of any Membership Units, the holder of such Membership Units will deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer.

(d)   Legal Opinion. No Transfer of Membership Units or any other interest in the Company may be made unless in the opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be waived by the Board of Managers), such Transfer would not violate any federal securities laws or any state or provincial securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the interest to be Transferred, or cause the Company to be required to register as an "Investment Company" under the U.S. Investment Company Act of 1940, as amended. Such opinion of counsel shall be delivered in writing to the Company prior to the date of the Transfer.

7.6   Assignees; Substituted Members.

(a)   Unless the assignee of any Membership Unit is admitted as a Substituted Member as provided in Section 7.6(b) (or is the Company or another Member), (i) the assignee shall only have only the rights of the transferring Member in the Company income, gain, loss, deductions and distributions rights, (ii) the assignee shall have no right to vote on Company matters, inspect Company books and records or otherwise participate in Company affairs, and (iii) the interest of the assignee shall be disregarded for purposes of determining whether Members owning the required Membership Units have voted on any matter requiring a vote of the Members.

(b)   An assignee of the whole or any portion of the transferring Member's Membership Units, validly assigned pursuant to this Article VII, may become a "Substituted Member" in the place of the transferring Member, to the extent of the Membership Units validly transferred, if all of the following conditions are satisfied:

(i)   A fully executed and acknowledged written instrument of assignment has been filed with the Company which sets forth the intention of the transferring Member that the assignee become a Substituted Member in its place, to the extent of the Membership Units assigned;

(ii)   The assignee executes and acknowledges an Adoption Agreement and such other instruments, in form and substance reasonably satisfactory to the Board of Managers, as are reasonably necessary or desirable to effectuate the admission and to confirm the agreement of the assignee to be bound by all the terms and provisions of this Agreement with respect to the Membership Units acquired; and

(iii)   The Board of Managers approves the admission of the assignee as a Substituted Member, provided, that no such approval shall be required to admit any assignee or transferee of any Person that acquired Membership Units pursuant to a transfer permitted by Article VII.

(c)   Notwithstanding anything to the contrary in this Agreement, both the Company and the Board of Managers will be entitled to treat the transferring Member as its absolute owner in all respects, and will incur no liability for Distributions made in good faith to that Member, until a written assignment that conforms to the requirements of this Article VII has been received by the Company and accepted by the Board of Managers.

7.7   Amendment of Schedule. As soon as reasonably practicable following a transaction described in this Article VII, the Board of Managers will, without the need for the consent of the Members, amend Schedule A to reflect the names of the Members, the number of Membership Units held and the Percentage Interests of the Members immediately after the transaction. Such revised Schedule A shall replace in its entirety the Schedule A in effect immediately prior to the transaction. Upon the request of a Member, the Board of Managers will distribute the then-current Schedule A to the requesting Member.

7.8   Involuntary Transfer.

(a)   Any Person who becomes the holder or possessor of any Membership Unit of the Company by virtue of any judicial process, attachment, bankruptcy, receivership, execution, or judicial sale, including, without limitation, any person to whom such Membership

Unit shall have been transferred pursuant to a court order in a matrimonial action (regardless of whether such Membership Unit be deemed a voluntary or involuntary transfer), shall immediately offer all of such Membership Units to the Company whenever requested by the Company, at a purchase price equal to the then book value per Membership Unit as shown on the financial statements of the Company multiplied by the total number of Membership Units held by such Person.

(b)   Any sale under this Section 7.8 shall be closed at the office of the Company at 10:00 a.m. on the thirtieth (30th) day following the date of the Company's request described above in Section 7.8(a), or at such other time and place as shall be mutually agreeable to the parties to such closing. At such closing, the purchase price shall be paid in full in cash or by certified check.

7.9   Legend.

In the event that certificated Membership Units are issued, such certificated Membership Units will bear the following legend:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN AN OPERATING AGREEMENT AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING THE ISSUER (THE "COMPANY"), BY AND AMONG ITS MEMBERS (THE "LLC AGREEMENT"), A COPY OF WHICH SHALL BE FURNISHED UPON REQUEST."

To the extent applicable, certificated Membership Units may also bear a legend in substantially the following form:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE MAY ALSO BE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE LLC AGREEMENT AND/OR A SEPARATE AGREEMENT WITH THE INITIAL HOLDER, A COPY OF WHICH SHALL BE FURNISHED BY THE COMPANY UPON WRITTEN REQUEST AND WITHOUT CHARGE."

If a Member holding certificated Membership Units delivers to the Company an opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be waived by the Board of Managers), that no subsequent Transfer of such Membership Units will require registration under the Securities Act, the Company will promptly upon such contemplated Transfer deliver new certificated Membership Units which do not bear the portion of the restrictive legend relating to the Securities Act set forth in this Section 7.10.

7.10   Transfer Fees and Expenses. The transferor and transferee of any Membership Units or other interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

7.11   Resignation; Void Assignment. No Members shall have the right to resign or withdraw as a Member. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any profits, losses or Distributions of the Company or any other rights of a holder.

ARTICLE VIII

DISSOLUTION

8.1   Dissolution.

(a)   The Company shall be dissolved and its affairs shall be wound up upon the affirmative vote of the Members in accordance with Section 3.7.

(b)   In the event of the bankruptcy, death, dissolution, or incapacity of any Member or the occurrence of any other event that terminates the continued membership of any Member, the remaining Members shall have the right to continue the Company and the Company shall continue, unless within ninety (90) days after such event, the remaining Members vote in accordance with Section 3.7 to dissolve the Company.

8.2   Winding Up and Liquidation.

(a)   Upon the occurrence of an event set forth in Section 8.1(a) (a "Liquidating Event"), the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to, or appropriate for, the winding up of the Company's business and affairs. The Managers or, in the event there are no remaining Managers, any Person elected by a majority in interest of the Members (the Managers or such other Person being referred to herein as the "Liquidator"), shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order:

(i)   First, to the payment and discharge of all of the Company's debts and liabilities to its creditors, including Members who are creditors;

(ii)   Second, to Members and former Members in satisfaction of liabilities for distributions under Section 507 or 509 of the Act; and

(iii)   The balance, if any, to the Members in accordance with their Percentage Interests.

(b)   Notwithstanding the provisions of Section 8.2(a) hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company, the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including those to Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 8.2(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c)   In the discretion of the Liquidator, a pro-rata portion of the distributions that would otherwise be made to the Members pursuant to this Article VIII may be:

(i)   distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; or

(ii)   withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided, that such withheld or escrowed amounts shall be distributed to the Members in the manner and order of priority set forth in Section 8.2(a) as soon as practicable.

8.3   Articles of Dissolution. Within ninety (90) days following the dissolution and the commencement of winding up of the Company, or at any other time there are no Members, articles of dissolution shall be filed with the New York Department of State pursuant to the Act.

8.4   Rights of Members. Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company and shall have no right or power to demand or receive property other than cash from the Company. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member as to the distribution upon liquidation of the Company.

ARTICLE IX

INDEMNIFICATION

9.1   Limitation of Liability. Except as otherwise required by the Act, no Manager or officer, if any, shall be liable to the Company or any other Member for any loss or damage sustained by the Company or any Member unless such Manager or officer has failed to comply with Section 4.2 or 4.10, as the case may be, with respect to the actions or occurrences giving rise to such loss or damage.

9.2   Indemnification. To the maximum extent permitted under the Act, the Company shall indemnify and hold harmless each Manager and officer, if any, from and against all claims and demands unless such Manager and officer, if any, has acted (a) in bad faith, (b) with deliberate dishonesty or (c) for personal financial profit or other advantage to which he or she is not legally entitled, with respect to the actions or occurrences giving rise to such claims and demands.

9.3   Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Manager and officer, if any, for reasonable legal or other expenses (as incurred) of such Manager or officer, in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any claim or demand for which such person may be indemnified pursuant to Section 9.2, provided, that if it is finally judicially determined that such person is not entitled to the indemnification provided by Section 9.2, then such person shall promptly reimburse the Company for any reimbursed or advanced expense.

ARTICLE X

GENERAL PROVISIONS

10.1   Notices. Except as otherwise provided in this Agreement or required by law, any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if (a) delivered personally to the Person or to an executive officer of the Person to whom such notice, demand or other communication is directed or (b) sent by first-class mail, postage prepaid, addressed to the Person at his, her or its address set forth in this Agreement. Except as otherwise provided in this Agreement, any such notice shall be deemed to be given three business days after it was mailed.

10.2   Entire Agreement/Amendments. This Agreement and the Articles of Organization contain the entire agreement among the Members with respect to the subject matter hereof. No amendment of this Agreement or the Articles of Organization shall be effective unless made in accordance with Section 4.12 hereof.

10.3   Waiver. No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a Member of any such right or remedy under this Agreement shall be effective unless made in a writing duly executed by all Members and specifically referring to each such right or remedy being waived.

10.4   Severability. If any of the terms of this Agreement are declared to be illegal or unenforceable by any court or tribunal of competent jurisdiction, such term or terms shall be null and void and shall be deemed deleted from this Agreement with respect to the jurisdiction of that court or tribunal; provided, however, that all the remaining terms hereof shall remain in full force and effect.

10.5   Binding Effect and Benefit. This Agreement shall be binding upon and inure to the benefit of all Members, and each of the permitted successors and assignees of the Members. No party may assign rights or delegate obligations hereunder except pursuant to the provisions hereof. Nothing in this Agreement is intended to benefit any person not a party hereto.

10.6   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

10.7   Governing Law. This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

ONE ROQ SPIRITS LLC

By: _____

J. Garrett Green
Manager

MEMBER:

_____

J. Garrett Green

SCHEDULE A

Stakeholders	Capital Contribution	Number of Membership Units	Percentage Interest
The Founder	$1,050,000	48,950,000	91%
The Members	$1,070,000	4,955,471	9%

SCHEDULE B

VALUE OF CONTRIBUTED PROPERTY

Name of Member	Property Contributed	Asset Value of Contributed Property	Adjusted Basis of Contributed Property
_____	_____	$ _____	$ _____
_____	_____	_____	_____

EXHIBIT A

EXHIBIT A

OPERATING PROCEDURES

ARTICLE I

Members' Action

Section 1. <u>Meetings</u>. Meetings of the Members, except as otherwise required by law, may be called to be held at the principal business office of the Company or elsewhere at any time by the Manager, and shall be called by the Board of Managers at the request in writing of the Members holding not less than 51% of the Membership Units entitled to vote. Such call shall state the purpose or purposes of the proposed meeting. Unless all of the Members entitled to vote are present at the meeting in person or by telephone and <u>not</u> by proxy, business transacted at a meeting of Members shall be confined to the objects stated in the call and matters germane thereto.

Section 2. <u>Notice of Members' Meetings</u>. Written notice of every meeting of Members shall be given in the manner required by law not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. If mailed, such notice is given when deposited in the United States Mail, with postage thereon prepaid, directed to the Member at the Member's address as it appears in the records of the Company, or if the Member shall have filed with the Company a written request that notices to the Member be mailed to some other address, then directed to such other address. The notice shall state the purpose or purposes of the meeting, the place, date and hour of the meeting and, shall indicate that it is being issued by or at the direction of the Person or Persons calling the meeting.

Section 3. <u>Waiver of Notice</u>. Notice of a Members' meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Member at a Members' meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by such Member.

Section 4. <u>Quorum</u>. At every meeting of the Members, except as otherwise provided by law or these operating procedures, a quorum must be present for the transaction of business and a quorum shall consist of the Members holding not less than 80% of all Membership Units entitled to vote present either in person or by proxy. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any Members.

Section 5. <u>Adjournments</u>. The Members who are present in person or by proxy at any meeting of Members, whether or not they constitute a quorum, shall have the power by a vote of not less than a majority of all Membership Units entitled to vote to adjourn the meeting

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from time to time. Subject to any notice required by law, at any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted on the original date of the meeting. Notice of an adjourned meeting need not be given if the time and place of the adjourned meeting are announced at the original meeting.

Section 6. <u>Proxies</u>. All questions that shall come before a meeting shall be decided by the vote of the Members required by Section 3.7 of the Agreement. A Member may vote either in person or by written proxy signed by the Member or by a duly authorized attorney-in-fact and delivered to the Company. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it or the Member's personal representatives, unless it is entitled "irrevocable proxy", in which event its revocability shall be determined by the law of the State of New York in effect at the time.

Section 7. <u>Meetings by Conference Telephone</u>. Any one or more Members may participate in a meeting of such Members by means of a conference telephone or similar communications equipment by means of which all persons participate in the meeting can hear each other. Participation by such means shall constitute presence in person at the meeting.

Section 8. <u>Action By Members Without A Meeting</u>.

(a) Whenever Members are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote therein were present and voted and shall be delivered to the Company.

(b) Every written consent shall bear the date of signature of each Member who signs the consent, and no written consent shall be effective to take the action referred to therein unless written consents signed by a sufficient number of Members to take the action are delivered to the office of the Company, its principal place of business or a Manager, employee or agent of the Company having custody of the records of the Company. Delivery made to such office, principal place of business or Manager, employee or agent shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of any action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

ARTICLE II

Managers' Action

Section 1. <u>Quorum</u>. At all meetings of the Board of Managers, except as otherwise provided by law, the Articles of Organization or these operating procedures, a quorum shall be required for the transaction of business and shall consist of a majority of the Managers.

Section 2. <u>Procedure</u>. The order of business and all other matters of procedure at every meeting of the Board of Managers may be determined by the Managers.

Section 3. <u>Voting</u>. Except as otherwise provided by law, Articles of Organization or these operating procedures, all questions that shall come before a meeting of the Board of Managers shall be decided by the affirmative vote of a majority of the Managers.

Section 4. <u>Action Without a Meeting</u>. Any action required or permitted to be taken by a vote of the Managers may be taken without a vote if the Managers consent thereto in writing and the writing is filed with the records of the Company.

Section 5. <u>Proxies</u>. The Managers shall not be permitted to participate in meetings of the Managers by means of a proxy.

EXHIBIT B

ADOPTION AGREEMENT

THIS ADOPTION AGREEMENT ("Agreement") is made as of the ___ day of
_____, 20__, by and between ONE ROQ SPIRITS LLC (the "Company") and
_____ (the "Transferee").

WHEREAS, a Member of the Company is transferring certain Membership Units in the Company to the Transferee; and

WHEREAS, the Transferee desires to become a Member of the Company with respect to such transferred Membership Units.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Transferee hereby agree as follows:

1.   By executing this Agreement, the Transferee hereby adopts, and agrees to be bound by that certain Third Amended and Restated Operating Agreement of the Company dated as of August 20, 2018 (the "Operating Agreement").

2.   Upon execution of this Agreement, the Transferee shall be deemed to be a Member of the Company, as defined in the Operating Agreement, and shall have all of the rights, benefits, duties and obligations thereof.

3.   This Agreement is expressly made for the benefit of the Company and of each of its past, current and future Members, and each such Member shall be deemed to be a third party beneficiary hereof.

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IN WITNESS WHEREOF, the Company and the Transferee have executed this Agreement as of the date first written above.

COMPANY:

ONE ROQ SPIRITS LLC



By: _____

    Name: Garrett Green
    Title: Managing Member; President

TRANSFEREE:

_____